U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF

SMALL BUSINESS ISSUERS

UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-________________

NEAH POWER SYSTEMS, INC.

(formerly, GROWTH MERGERS, INC.)

Nevada	88-0418806
(State or other jurisdiction of incorporation or formation)	(I.R.S. employer identification number)

22122 20th Ave SE, Suite 161 Bothell, Washington 98021	98021
(Address of Principal Executive Offices)	(Zip Code)

Issuer's telephone number: (425)424-3324

Copies to:

Stephen A. Weiss, Esq.

Hodgson Russ LLP

60 East 42nd Street, 37th Floor

New York, NY 10165

Ph: (212) 661-3535

Fax: (212)972-1677

Securities to be registered under Section 12(b) of the Act: none

Securities to be registered under Section 12(g) of the Exchange Act:

Title of each class to be so registered:	Name of Exchange on which each class is to be registered:

Common Stock, $.001 par value per share	N/A

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2

PART I

As used in this Form 10-SB (a) except for share and per share data,  the terms “Company,” “we,” “our” and like references mean and include both Neah Power Systems, Inc., a Nevada corporation (formerly, Growth Mergers, Inc.) and its wholly-owned subsidiary, Neah Power Systems, Inc., a  Washington corporation, on a combined basis, (b) the term, “Neah Power Washington” refers only to Neah Power Systems, Inc., the Washington corporation, and (c) the term “Neah Power Nevada” refers only to Growth Mergers, Inc. prior to its acquisition of Neah Power Washington.  Except as otherwise expressly indicated, all references to shares of capital stock, notes, warrants, options and other outstanding securities mean securities only of Neah Power Systems, Inc., the Nevada corporation.

ITEM 1. DESCRIPTION OF BUSINESS

(a) Business Development

Neah Power Nevada

Neah Power Nevada was incorporated in the State of Nevada on February 1, 2001, under the name Growth Mergers, Inc.

Effective March 9, 2006, Neah Power Nevada entered into an Agreement and Plan of Merger, as amended on April 10, 2006.  Pursuant to such merger agreement, Growth Acquisitions, Inc., a Washington corporation, a wholly-owned subsidiary of Neah Power Nevada, merged with and into Neah Power Washington.  Following the merger, Neah Power Nevada changed its corporate name from Growth Mergers, Inc. to Neah Power Systems, Inc.  By virtue of this merger, Neah Power Nevada became the parent corporation of Neah Power Washington.

Prior to the merger  Neah Power Nevada was a shell company and had engaged in no substantive business operations since 2003.  In June 2005, a custodian was appointed to wind up the prior business affairs of Neah Power Nevada.  In August 2005, the custodian finished its report on the winding up and filed a Report of Custodian and Request for Discharge in which it affirmed that it had fulfilled its duties as custodian under the Nevada General Corporation Law and requested that it be discharged as such.  In October 2005, this process was complete and the Second Judicial District Court of the State of Nevada issued an Order Approving Report and Discharge of Custodian.

Prior to its acquisition of Neah Power Washington, Neah Power Nevada effected a 1:100 reverse split of its 24,077,150 then outstanding shares of common stock and certain holders of approximately $49,000 of Neah Power Nevada’s then outstanding debt converted such debt into 5,000,000 shares of common stock.  Neah Power Nevada then effected a 2:1 forward stock split, as a result of which an aggregate of 10,481,543 shares of Neah Power Nevada common stock was issued and outstanding immediately prior to the merger transaction and acquisition of Neah Power Washington.  All share and per share amounts contained in this Registration Statement on Form 10-SB reflect such reverse and forward split.

Terms of the Merger

Each of the 7,990,457 shares of common stock of Neah Power Washington outstanding was converted into the right to receive 3.2793941 shares of common stock of Neah Power Nevada.  Pursuant to the merger agreement, the Company issued 26,203,858 shares of its common stock to the former shareholders of Neah Power Washington.  In addition, Neah Power Nevada provided for $500,000 of much needed capital for Neah Power Washington.

Immediately prior to the merger, Neah Power Nevada sold for nominal consideration ($6,500) to Special Investments Acquisitions Associates, LLC and Summit Investments Ltd. a total of 6,500,000 shares of our Series A Preferred Stock that are convertible into a maximum of 68,130,030 shares of our common stock, less the sum of (a) 6,255,000 shares of our common stock that are issuable to other former Neah Power Washington security holders upon conversion of the Company’s 8% notes or exercise of certain warrants, and (b) all shares issued in connection with any one or more offerings of equity or equity type securities providing the Company with aggregate initial gross proceeds of $1,500,000.  The 6,255,000 shares consist of 2,502,000 shares issuable on

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conversion of shareholder loans (at a conversion price of $0.20 per share) and 3,753,000 shares underlying certain warrants issued to the former Neah Power Washington security holders described below.  The holders of the Company’s Series A Preferred Stock were instrumental in arranging for the merger transaction with Neah Power Washington.

In connection with the merger, in March 2006, certain of the former Neah Power Washington security holders exchanged $142,400 of Neah Power Washington notes for the Company’s convertible notes and lent an additional $358,000 to Neah Power Washington.  In consideration for such loans, the Company exchanged all Neah Power Washington notes for our 8% $500,400 convertible notes due June 30, 2007.  Such 8% notes are convertible at $0.20 per shares and included warrants entitling the note holders to purchase an additional 3,753,000 shares of our common stock at an exercise price of $0.20 per share.  By their terms, all of the $500,400 of convertible notes automatically convert into shares of our common stock at such time as the Company receives gross proceeds of $1,500,000 or more from any equity financing.

As described elsewhere in this Form 10-SB, in April 2006, the Company sold an aggregate of 4,600,000 shares of its common stock at $0.50 per share to 9 investors in a private placement.  As a result, all $500,400 of our 8% notes converted into 2,502,000 shares of our common stock.

While all of the outstanding warrants to purchase common stock of Neah Power Washington were “out of the money” as of the date of the merger agreement, the holders of our Series A preferred stock agreed to reserve up to 225,000 shares of their common stock for issuance to any holder of such Neah Power Washington warrants that had not terminated or expired.

(b) Description of Business

Our Business

Through our wholly-owned subsidiary, Neah Power Washington, we have developed a potential breakthrough in technology for a direct methanol, micro fuel cells using our patented technology based on porous silicon.  The Neah Power Washington fuel cell is being developed as a battery replacement for portable electronic devices that typically operate in the 10-100 watt range and are currently served by battery solutions, most commonly lithium-ion based power packs.

We intend to produce reference designs of fuel cells that either our company or licensees will build into final fuel cell products to sell to partners, distributors, or OEM customers.  We will also design and distribute the fuel cartridge that our fuel cells require for refueling, in a business model similar to a razor/razor blade model.

The Opportunity

The worldwide proliferation of portable electronic devices, including notebook and tablet computers, PDAs, camcorders, digital cameras and military equipment has created a large and growing demand for energy storage systems that are compact, lightweight and powerful and a large market for small, high performance batteries.  This market was estimated at more than $6 billion in 2005, of which approximately 70% was accounted for by lithium-ion batteries.

The Growing “Power Gap”

We believe that a "power gap" has emerged between the energy demand of portable electronic devices and the energy storage available in today's rechargeable batteries.  The power gap is widely recognized to be among the most important challenges facing the portable electronics industry.  The Company further believes that fuel cells are one of the most promising technologies that can bridge the power gap and provide portable products with a significant increase in runtime, instant recharge and greater convenience of use.

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As technology advances are made for a wide variety of portable electronic devices, a key gating issue is power. These power-hungry features include WiFi (802.11 wireless), WiMax (802.16 wireless), highspeed WAN networking (e.g. EVDO), DVD players, better sound, better graphics, realistic games, etc.

The growth of this power gap can be clearly seen in currently available rechargeable batteries. As an example, in recent years, notebook makers have introduced products with larger, more vivid color displays, faster processors, larger hard drives, DVD drives and CD burners, as well as multimedia and wireless networking capabilities.  Each of these features requires more power, and taken together, can be a significant drain on the PC’s limited battery capacity.  Even simply watching a two hour movie on a laptop often requires a total recharge of the battery.  Thus, battery life has become a key component in the consumer’s purchase decision.  We believe that the direct methanol, micro fuel cell is one of the most promising technologies that can bridge the power gap and provide portable products with a significant increase in runtime and greater convenience of use.

The limited energy storage of existing battery technologies is widely recognized to be among the most important challenges facing the portable electronics industry.  In a buyer survey conducted for Intel in 2005, users indicated that battery life affects their purchasing decisions and they were willing to pay more for a notebook with longer battery life.  In a recent survey of nearly 7,000 mobile phone users in 15 countries, over 75% of respondents said better battery life is the main improvement they want in a future device with convergent features.

Electronic component and notebook PC manufacturers are constantly developing power saving designs, but there are always more features to add.  In the future, Internet media applications and handwriting and speech recognition are expected to place even more strain on battery systems.  Based on input from notebook PC manufacturers, peak wattage for full featured notebook models could grow by 75% to as much as 70 watts by 2007, up from 40 watts in 2003.

We also believe that our direct methanol micro fuel cell technology has direct commercial applications in portable laptop computers.  Laptops now constitute over half of all computers sold.  We believe that our technology may ultimately be capable of replacing the lithium-ion batteries currently used by computer manufacturers world-wide.

Many other portable electronic devices would also benefit from our fuel cell technology.  For example, modern game consoles with realistic graphics and sound require a great deal of power and could be a market for our fuel cells, as could a variety of digital cameras and camcorders.  Virtually any power hungry portable consumer device that currently uses a rechargeable or disposable battery is a candidate for Neah fuel cells in the long term.

The Urgent Military Need

The military has a particularly acute need for better battery solutions.  Today’s soldier frequently carries as much as 30 lbs of batteries for a 72 hour mission. Our armed forces envision tomorrow’s “Soldier Warrior” as utilizing a growing range of system technologies that are dependent upon portable power.  As batteries reach their useful life and power limits the need for an alternative portable power source is clear.  In addition, new power and energy technologies are critical in helping the Army achieve its plan to digitize the battlefield.  The average dismounted soldier’s power demand has increased by a factor of 10 over the past century and is expected to increase by another factor of 10 within the next few years.

Limited Development Potentials of Conventional Battery Technologies

Lithium-ion is the dominant technology for powering today's notebook and tabletop PCs, PDAs and other mobile devices.  Introduced in the early 1990s, many experts believe the technology has become mature. While new electrode materials under development have the potential to increase battery energy density by as much as 25% over the next two to three years, many industry experts believe that the energy demand from new features will outpace this growth and that the power gap will continue to worsen.

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The Opportunity for Fuel Cells

Fuel cells are one of the most promising technologies for bridging the “power gap” described above because they provide much longer runtimes and can be refueled indefinitely with small, inexpensive fuel cartridges.  Analysts project that a cost-competitive fuel cell system could ultimately be the power supply of choice for a broad range of portable consumer devices such as notebook computers, media players, cell phones, game consoles and their successors.  They also project that fuel cells will be the power source of choice for many military, homeland security, emergency service and commercial duty uses such as tactical radios, remote sensors, specialized computers and professional video equipment.  The availability of small fuel cells is also expected to stimulate the development of completely new categories of devices.

What is a Fuel Cell

Fuel cells are devices that combine a fuel, such as methanol, with an oxidant, such as oxygen gas, in a chemical reaction to produce electricity.

Much like the engine in a car, a fuel cell can generate electricity continuously as long as fuel and oxygen are supplied to the reactor.  Like a car, fuel cells can be "refueled" instantly by simply maintaining the fuel supply with small, replaceable fuel cartridges.  Since fuel cells can be "recharged" instantly, end-users of mobile products powered by fuel cells can achieve long runtime by carrying spare fuel cartridges, not extra batteries and chargers.  Also, because spare fuel cartridges can be smaller, lighter and less costly than extra batteries, convenience of use can be dramatically improved.

The Fuel Cell Market

Fuel cells can be categorized by the market applications they potentially serve and by their power output.  We are focused on providing an alternative to conventional batteries for portable electronic devices that typically operate in the 10-100 watt range.  Examples of end applications we are targeting include notebook computers, media players, PDAs, game consoles, tactical radios for military and homeland security, remote sensors and video equipment.

Other segments of the fuel cell market include low power systems (less than 10 watts) for low power devices and trickle chargers, and higher power systems (greater than 100 watt) typically aimed at stationary power generation or vehicle power plants.

Our target market segment has a number of specific requirements and unique challenges.  To succeed in this segment, fuel cells must have a high power density (i.e., a high wattage for their size and weight).  They must also have a safe, easily portable and efficient fuel source.  The fuel cells must be transportable and operate reliably in a wide range of environmental conditions.

We are focused on replacing batteries in the 10-100 watt range.  There are applications that require less than 10 Watts, typically standard cell phones and the like.  Low power fuel cells can be used as off board “battery chargers” meant to serve essentially as a trickle charger to an existing battery solution.  These applications use simpler fuel cells that are typically characterized by “passive” fuel management systems, small size and low power output capability.  Replacing batteries in the 10 to 100 watt range is much more difficult, since it requires a much higher power output, more efficiency and an active rather than passive design.

Within the 10-100 watt battery replacement space, the dominant technology direction over the last 30 years has been the ongoing development of fuel cells based on Proton Exchange Membrane (“PEM”) technology.  Typical PEM based fuel cell systems are based on proprietary polymeric membrane structures that have the capability of conducting protons, allowing the completion of the electrochemical fuel cell reaction.  PEM based solutions may use either the oxidation of hydrogen gas as fuel source or the direct oxidation of liquid methanol in a configuration known as Direct Methanol Fuel Cell (“DMFC”).

The commercial development of PEM-based solutions has been hampered by a number of technical issues.  Performance of these PEM membranes is highly dependant on maintaining tight environmental control of the operating conditions which has been difficult to achieve in product based designs.  Longevity of the PEM based systems has also been a challenge with membrane and catalyst degradation issues limiting the operating life of the systems.  Finally, PEMs are expensive to manufacture because they use costly proprietary materials and because the

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industry has not been able to develop the scalable low-cost manufacturing processes that are needed for the unique PEM fuel cell requirements.

Rather than joining numerous other companies that are trying to create a better PEM-based direct methanol fuel cell, we felt an entirely new design approach was necessary to achieve the energy and power densities and reliability required by portable electronic devices.  Our unique fuel cell design utilizes a patented porous silicon electrode structure and circulating liquid streams of fuel, oxidant and electrolyte.  In final form, the technology can be packaged in a plastic case to create a self-contained system that retains the excess water produced during operation and does not expose the cathode catalyst directly to the contaminants found in the air like traditional DMFCs.  Furthermore, since our design is based largely on standard silicon wafer processing, our design should have significant manufacturing advantages over traditional PEM-based fuel cells.

Based on our 6 issued patents and 11 additional patent filings, we believe our technology is proprietary and can be protected.

Strategic Goals and Relationships

We plan to employ a two-pronged commercialization strategy, initially focusing on military and commercial-duty applications, followed by penetration of consumer electronics markets as continued development efforts improve fuel cell performance and cost.  End users of fuel cell-powered products will be able to achieve long runtime by carrying spare fuel cartridges, not extra batteries and chargers.

The initial markets (military and commercial) have certain unique needs, both for fuel cells and cartridges.  We plan to partner with existing leaders in those fields to assist in the design to meet those unique needs, and ultimately, to facilitate the sales, marketing and distribution of our products to the end customers.

We have established several business relationships that should help us develop, produce and market our fuel cells and cartridges.

In September 2003, we were awarded a two year, $2.0 million government grant from NIST/ATP.  In December 2003, we signed a $1.7 million agreement with a major defense contractor to develop fuel cells for use with portable, tactical military radios and other next generation communications devices.  Although we have missed some of our original delivery dates, we continue to work with this contractor toward completion of milestones.  In May 2004, Novellus Systems, Inc. invested $2.5 million in Neah Power Washington and signed a technology collaboration agreement.  The 2006 US Department of Defense Appropriations Bill included a $1.75 million project to develop our porous direct methanol, micro fuel cell battery for military application that will be administered by the Office of Naval Research. We are currently discussing several possible business relationships with companies with technical expertise in micro-components and fuel flow systems.

Having recently achieved stable, high power operation of our silicon-based chemical reactor, we are scheduled to assemble a complete working prototype, including all subsystem components, for bench-top testing during the second half of 2006.  In order to do so, we will require funding in addition to the proceeds of this Offering.  Following completion of this Offering, we intend to seek to raise up to $20.0 million in order to expand operations and convert the bench-top prototype into a self-contained, portable prototype to be used to sample various U.S. military organizations and other potential OEMs.

In March 2006, we agreed in principle to renew and extend our technology collaboration agreement with Novellus under the terms of which Novellus continues to provide us with key engineering and technical expertise in connection with the development of our products, including the use of porous silicon in our fuel cells.  Subject to Novellus’ continued assistance under the collaboration agreement and the technology being jointly developed with Novellus achieving certain defined milestones, we expect to acquire all significant rights to the technology developed jointly by Novellus and us and to obtain the right to call on Novellus for reasonable technical assistance for a period of seven years in consideration of our agreeing to provide Novellus with approximately 4,705,000 shares of our common stock.  Although we expect to finalize this agreement in the next 30 days, there can be no assurance that we will consummate the renewed and extended technology collaboration agreement on acceptable

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terms, if at all.

Our Unique Patented Technology

We are developing a miniature direct methanol fuel cell or DMFC system that uses proprietary porous silicon electrodes and microfluidic liquid anolyte and liquid catholyte transport technologies.  In our approach, a liquid anolyte flowstream of methanol/sulfuric acid electrolyte is electrochemically reacted at the anode, while a liquid catholyte flowstream of nitric acid/sulfuric acid electrolyte is electrochemically reacted at the cathode.  Spent nitric acid catholyte is then regenerated with oxygen from the air (or other source) and recirculated back to the cathode in a continuous closed-loop process.  Compared to competing DMFC technologies that use carbon-based electrodes and proton exchange membranes (PEMs), we believe that our porous silicon-based, liquid electrolytic flowstream approach will be able to deliver higher power densities, at lower cost, and with a more reliable operation in a broader range of environmental conditions.

Porous Silicon Electrodes

Our electrode architecture uses conductive porous silicon as the catalyst support structure rather than carbon. Starting with a silicon wafer much like that used in the semiconductor industry, millions of microscopic pores 5 to 10 micrometers in diameter are etched completely through the silicon to create tubes about 300 micrometers long.  A conductive film is then applied to the surface of the pore walls followed by a  catalyst coating on top of the conductive film. The process can be used to produce either anode or cathode electrodes depending on the type of catalyst used. The final result is a porous electrode that provides a three-dimensional (3-D) reaction zone when fuels and electrolyte are pumped through the pores.  Compared to the 2-D reaction area in PEM-based systems, our design is enables a larger reactive surface area to generate more power.

Basic Cell Design

Our porous silicon electrodes can be assembled into cells and stacks that do not use a PEM or other type of separator between the anode and cathode.  Instead, a liquid anolyte flowstream of methanol and electrolyte is electrochemically reacted at the anode, while a liquid catholyte flowstream of oxidant and electrolyte is electrochemically reacted at the cathode.  Spent catholyte is then regenerated with oxygen from the air and recirculated back to the cathode in a continuous closed-loop process.  Since the cathode is only exposed to the liquid oxidant and electrolyte, the stack is not directly exposed to the contaminants found in ambient air.

Overall System Design

The supply of fuels to the fuel cell stack is accomplished by a series of miniature pumps, micro-fluidic circuits and fuel reaction chambers that are commonly referred to as the balance-of-plant.  For the anode the following process takes place:

1.

Liquid methanol and electrolyte are continuously pumped into the stack and through the silicon pores in the anode;

2.

Unreacted methanol, electrolyte and carbon dioxide are forced out of the stack;

3.

Carbon dioxide is separated from the methanol stream and vented into the air;

4.

Fresh methanol is injected into the fuel stream as needed; and

5.

The fuel stream is then pumped back into the stack.

This recirculation process continues until all available methanol in the replaceable fuel cartridge has been consumed.

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For the cathode the following process takes place:

1.

Liquid oxidant is continuously pumped into the stack and across the surface of the silicon pores;

2.

Unreacted oxidant and reduced oxidant compounds are forced out of the stack;

3.

Air is reacted with reduced oxidant compounds to convert them back into oxidant;

4.

Excess water is collected in the fuel cartridge;

5.

Fresh oxidant is injected into the oxidant stream as needed; and

6.

The oxidant stream is then pumped back into the stack.

Again, this recirculation process continues until all available methanol in the replaceable fuel cartridge has been consumed.  Since the oxidant is regenerated in the Neah system, the amount of oxidant in the fuel cell is small and does not limit the amount of energy the fuel cell can produce.

Fuel Cartridge

The fuel cartridge in our fuel cells contains four flexible storage compartments.  The first stores methanol, the second stores electrolyte and the third is for oxidant and the fourth is for retention of excess water generated by the cathode reaction.  As methanol is consumed to operate the fuel cell, the space it requires is reduced allowing the compartment that stores the excess water to expand.  Because the fuel cartridge is the source of oxidant and a reservoir for collecting excess water, our fuel cells do not expose the stack to air and do not vent hot water vapor into the area around the fuel cell.

Advantages of Our Approach over PEM-Based Designs

•

No PEM material to degrade and fail;

•

Operates in broader range of environmental conditions;

•

Potential to leverage well-established silicon wafer fabrication technologies to achieve low manufacturing costs in large-scale production, without having to create expensive and unique plants;

•

Stable materials for long life and high reliability;

•

No air cathode to degrade and fail ;

•

Electrodes and stack not exposed to air;

•

Porous Silicon "3D" reaction zone increases power density;

•

Silicon-based, liquid electrolyte design avoids patent conflicts;

•

Powerful liquid oxidant enables higher power levels than air-borne oxygen;

•

High power density leads to reduced size, material usage and cost; and

•

Excess water vapor is retained in fuel cartridge, not vented where it can damage the host device.

Technical Achievements

Our development effort has produced significant achievements to date.  These accomplishments have reduced many of the technology risks associated with the development of Neah Power Washington fuel cells.

The following is a qualitative list of these accomplishments.

1.

Porous silicon pilot production capability established at Neah Power Washington - A scalable process has been defined;

2.

Capable of depositing metals in high-aspect ratio silicon pores - Various deposition techniques have been developed;

3.

Demonstrated high power electrode structures for DMFCs;

4.

Demonstrated stable 8-cell stack operation;

5.

Repeatable performance on electrodes and assembled stacks • Delivering several watts of power output;

6.

Developed BOP components for use in full system prototypes;

7.

Developed computer models to predict complete fuel cell system performance and cost; and

8.

Filed patents to protect our unique technology.

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Intellectual Property

We filed our first U.S. patent application in November 1999.  Since then, we have filed patent applications covering many of the components and systems involved in our fuel cell design.  In November 2003, we were awarded our first patent, U.S. Pat. No. 6,641,948, and in February, 2005, were awarded a continuation patent, U.S. Pat. No. 6,852,443, both entitled "Fuel Cells Having Silicon Substrates and/or Sol-Gel Derived Support Structures."  These foundational patents broadly cover silicon-based electrodes for use in fuel cells. Subsequently, the Company has been granted four other patents.  When appropriate, foreign patent equivalents are pursued under the PCT. The Company monitors patent filings carefully and is not aware of any other patents that create potential conflicts with its fuel cell design or technology.

In addition, we believe our fuel cell design and technology are not in conflict with the U.S. patents covering PEM-based DMFCs held by several organizations in the U.S.  The following are our basic areas of patent coverage.

U.S. Patents:

1.

U.S. Patent No. 6,641,948 entitled “Fuel Cells Having Silicon Substrates And/Or Sol-Gel Derived Support Structures” issued November 4, 2003.  (401)

2.

U.S. Patent No. 6,720,105 entitled “Metallic Blocking Layers Integrally Associated With Fuel Cell Electrode Structures And Fuel Cell Electrode Stack Assemblies” issued April 13, 2004.  (401C2)

3.

U.S. Patent No. 6,808,840 entitled “Silicon-Based Fuel Cell Electrode Structures And Fuel Cell Electrode Stack Assemblies” issued October 26, 2004.  (401C3)

4.

U.S. Patent No. 6,811,916 entitled “Fuel Cell Electrode Pair Assemblies And Related Methods” issued November 2, 2004.  (402)

5.

U.S. Patent No. 6,852,443 entitled “Fuel Cells Having Silicon Substrates And/Or Sol-Gel Derived Support Structures” issued February 8, 2005.  (401D1)

6.

U.S. Patent No. 6,924,058 entitled “Hydrodynamic Transport and Flow Channel Passageways Associated with Fuel Cell Electrode Structures and Fuel Cell Electrode Assemblies” issued Aug. 2, 2005.  (401C5)

U.S. Provisional Patent Applications:

1.

U.S. Pat. Appl. No. 60/166,372 entitled “Electrode Integrally Associated with Membrane for Use with a Direct Methanol Fuel Cell” filed November 17, 1999.  (401P1)

2.

U.S. Pat. Appl. No. 60/189,205 entitled “Fuel Cell Assemblies” filed March 14, 2000.  (401P2)

3.

U.S. Pat. Appl. No. 60/200,866 entitled “Fuel Cell Assemblies” filed May 2, 2000.  (401P3)

4.

U.S. Pat. Appl. No. 60/291,202 entitled “Wafer Bonding Methods and Support Structures Associated With Silicon-Based and/or Sol-Gel Derived Fuel Cell Electrode Stack Assemblies” filed May 15, 2001.  (402P1)

5.

U.S. Pat. Appl. No. 60/345,011 entitled “Porous Fuel Cell Electrode Structures Having Conformal Electrically Conductive Layers Thereon” filed January 2, 2002.  (403P1)

6.

U.S. Pat. Appl. No. 60/372,903 entitled “Porous Fuel Cell Electrode Structures Having Conformal Electrically Conductive Layers Thereon” filed April 15, 2002.  (403P2)

7.

U.S. Pat. Appl. No. 60/393,632 entitled “Circulating Fuel/Electrolyte/Oxidant Fuel Cell Systems” filed July 3, 2002.  (404P1)

8.

U.S. Pat. Appl. No. 60/512,629 entitled “Microfluidic Methanol and Nitric Acid Fuel Cell Systems” filed October 17, 2003.  (405P1)

9.

U.S. Pat. Appl. No. 60/513,248 entitled “Microfluidic Fuel Cell Stack Assemblies” filed October 20, 2003.  (406P1)

10.

U.S. Pat. Appl. No. Pending entitled “Alternative Porous Silicon Electrode Structures Adapted For Use With Fuel Cell Systems And Related Methods” filed January 28, 2004.  (407P1)

11.

U.S. Pat. Appl. No. 60/538,952 entitled “Dual And Multi Porosity Electrode Structures Adapted For Use With Fuel Cell Systems And Methods Relating Thereto” filed January 23, 2004.  (408P1)

12.

U.S. Pat. Appl. No. 60/547,380 entitled “Porous Silicon Heat Sinks And Heat Exchangers” filed February 23, 2004.  (412P1)

13.

U.S. Pat. Appl. No. 60/637,641 entitled “Deatachable Reactant Supply and Effluent Storage Cartridges, Layered Pump Assemblies, and Rotatable Fluid Transfer Valve Disk Assemblies for use with Regenerative Fuel Cell Systems” filed December 20, 2005.  (413P1)

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14.

U.S. Pat. Appl. No. 60/720,050 entitled “Microfluidic Gas-Liquid Separators and Related Wicking Structures” filed October 3, 2005. (415P1)

U.S. Utility Patent Applications:

1.

U.S. Pat. Appl. No. 09/715,830 entitled “Fuel Cells Having Silicon Substrates And/Or Sol-Gel Derived Support Structures” filed November 17, 2000.  (401)

2.

U.S. Pat. Appl. No. 10/613,784 entitled “Fuel Cells Having Silicon Substrates And/Or Sol-Gel Derived Support Structures” filed July 2, 2003.  (401D1)

3.

U.S. Pat. Appl. No. 09/839,787 entitled “Metallic Blocking Layers Integrally Associated With Fuel Cell Electrode Structures And Fuel Cell Electrode Stack Assemblies” filed April 19, 2001.  (401C2)

4.

U.S. Pat. Appl. No. 09/839,786 entitled “Silicon-Based Fuel Cell Electrode Structures And Fuel Cell Electrode Stack Assemblies” filed April 19, 2001.  (401C3)

5.

U.S. Pat. Appl. No. 09/839,950 entitled “Sol-Gel Derived Fuel Cell Electrode Structures And Fuel Cell Electrode Stack Assemblies” filed April 19, 2001.  (401C4)

6.

U.S. Pat. Appl. No. 09/858,327 entitled “Hydrodynamic Transport And Flow Channel Passageways Associated With Fuel Cell Electrode Structures And Fuel Cell Electrode Stack Assemblies” filed May 15, 2001.  (401C5)

7.

U.S. Pat. Appl. No. 10/147,135 entitled “Fuel Cell Electrode Pair Assemblies And Related Methods” filed May 15, 2002.  (402)

8.

U.S. Pat. Appl. No. 10/336,162 entitled “Porous Fuel Cell Electrode Structures Having Conformal Electrically Conductive Layers Thereon” filed January 3, 2003.  (403)

9.

U.S. Pat. Appl. No. 10/251,518 entitled “Fuel Cells Having Internal Multistream Laminar Flow” filed September 20, 2002.  (404C1)

10.

U.S. Pat. Appl. No. 10/613,887 entitled “Closed Liquid Feed Fuel Cell Systems And Reactant Supply And Effluent Storage Cartridges Adapted For Use With The Same” filed July 2, 2003.  (404C2)

11.

U.S. Pat. Appl. No. 11/064,544 entitled “Porous Silicon Heat Sinks And Heat Exchangers” filed March 2, 2005.  (412)

12.

U.S. Pat. Appl. No. 11/242,237 entitled “Porous Silicon Undercut Etching Deterrent Masks and Related Methods” filed October 3, 2005.  (414)

PCT and Foreign Patent Applications:

1.

PCT Pat. Appl. No. PCT/US00/31823 entitled “Fuel Cells Having Silicon Substrates And/Or Sol-Gel Derived Support Structures” filed November 17, 2000. (401PC)

2.

Canadian Pat. Appl. No. 2,392,115 entitled “Fuel Cells Having Silicon Substrates And/Or Sol-Gel Derived Support Structures” filed July 27, 2002.  (401CA)

3.

Chinese Pat. Appl. No. 00818422.4 entitled “Fuel Cells Having Silicon Substrates And/Or Sol-Gel Derived Support Structures” filed July 26, 2002.  (401CN)

4.

European Pat. Appl. No. 00991398.9 entitled “Fuel Cells Having Silicon Substrates And/Or Sol-Gel Derived Support Structures” filed May 17, 2002.  (401EP)

5.

Japanese Pat. Appl. No. 2001-537811 entitled “Fuel Cells Having Silicon Substrates And/Or Sol-Gel Derived Support Structures” filed May 17, 2002.  (401JP)

6.

PCT Pat. Appl. No. PCT/US02/12386 entitled “Porous Silicon And Sol-Gel Derived Electrode Structures And Assemblies For Use With Fuel Cell Systems” filed April 19, 2002.  (401CPC)

7.

Canadian Pat. Appl. No. 2,444,688 entitled “Porous Silicon And Sol-Gel Derived Electrode Structures And Assemblies For Use With Fuel Cell Systems” filed October 17, 2003.  (401CCA)

8.

Chinese Pat. Appl. No. 02811803.0 entitled “Porous Silicon And Sol-Gel Derived Electrode Structures And Assemblies For Use With Fuel Cell Systems” filed October 20, 2003.  (401CCN)

9.

European Pat. Appl. No. 02731430.1 entitled “Porous Silicon And Sol-Gel Derived Electrode Structures And Assemblies For Use With Fuel Cell Systems” filed November 19, 2003.  (401CEP)

10.

Japanese Pat. Appl. No. 2002-584409 entitled “Porous Silicon And Sol-Gel Derived Electrode Structures And Assemblies For Use With Fuel Cell Systems” filed October 20, 2003.  (401CJP)

11.

PCT Pat. Appl. No. PCT/US03/00166 entitled “Porous Fuel Cell Electrode Structures Having Conformal Electrically Conductive Layers Thereon” filed January 3, 2003.  (403PC)

12.

PCT Pat. Appl. No. PCT/US03/21214 entitled “Fuel Cell Systems Having Internal Multistream Laminar Flow” filed July 2, 2003.  (404C1PC)

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13.

PCT Pat. Appl. No. PCT/US03/21212 entitled “Closed Liquid Feed Fuel Cell Systems And Reactant Supply And Effluent Storage Cartridges Adapted For Use With The Same” filed July 2, 2003.  (404C2PC)

Competition

The development and marketing of fuel cells and fuel cell systems is extremely competitive.  In many cases, we compete directly with alternative energy and entrenched power-generation and power-storage technologies.  In addition, a number of firms throughout the world have established fuel cell development programs, albeit most of them PEM-based.  Competitors range from development stage companies to major domestic and international companies, many of which have:

•

substantially greater financial, technical, marketing and human resource capabilities;

•

established relationships with original equipment manufacturers;

•

name-brand recognition; and

•

established positions in the markets that we have targeted for penetration.

These or other companies may succeed in developing and bringing to market products or technologies that are more cost-effective than those being developed by us or that would render our products and technology obsolete or non-competitive in the marketplace.

Employees

We currently have 25 employees, including 3 executive officers, 20 persons in research and development and 2 clerical and administrative personnel.  In addition, Novellus Systems has supplied us with two full time scientists whose salary and expenses we are responsible to pay.

(c) Reports to security holders

(1)

The Company is currently not required to deliver an annual report to security holders.

(2)

The Company’s shares currently trade on the over-the-counter “pink sheets.”  The Company does not currently file reports with the Securities and Exchange Commission (the “SEC”), and its common stock is not registered under Section 12(g) of the Securities Exchange Act of 1934, as amended.  The Company intends to become a reporting company and will comply with the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(3)

The public may read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be found at http://www.sec.gov.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

General

The following discussion of our financial condition and results of operations should be read in conjunction with (1) our audited financial statements for the years ended December 31, 2005 and 2004, together with notes thereto included elsewhere in this Form 10-SB.

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Overview

We have limited capital resources.  Our auditor’s report for our financial statements as at and for the year ended December 31, 2005 contain a “going concern” qualification indicating that our ability to continue as a going concern is substantially in doubt.

Capital Resources Going Forward

Our cash position (including short term investments) at December 31, 2005 was $415,015 as compared to $4,192,878 at December 31, 2004.  At March 31, 2006, our cash position was $449,290.  Our currently monthly operating expenses are approximately $400,000.  In the past, Neah Power Washington primarily used funds derived from the private placement of its securities to fund its operations.

In April 2006, we received net proceeds of $2,116,000 from the sale of 4,600,000 shares of our common stock at $0.50 per share.  Such proceeds should be sufficient to enable us to fund our current operations for the next five to six months.   In addition to such interim funding, commencing in the Fall of 2006, we intend to seek further permanent financing of approximately $15.0 million to $20.0 million in the form of debt or equity financing.  However, we cannot be certain that such interim or permanent financing will be obtained on acceptable terms, if at all.  If we are unable to obtain such financing to meet our cash needs, it could result in the loss of our business, insolvency, and even bankruptcy.

Cash on hand as of December 31, 2005 and cash generated by operations in conjunction with our working capital will not be sufficient to continue our business for the next twelve months.  We continually review our overall capital and funding needs, taking into account current business needs, as well as our future goals and requirements.  Based on our business strategy, we believe we will need to increase our net capital and that the best way to do this is through the sale of additional securities.  For more information on cash flows, please see the statement of cash flows included in our financial statements appearing elsewhere herein.

Should our costs and expenses prove to be greater than we currently anticipate, or should we change our current business plan in a manner that will increase or accelerate our anticipated costs and expenses, the depletion of our working capital would be accelerated.

Off Balance Sheet Arrangements

There are no guarantees, commitments, lease and debt agreements or other agreements that would trigger adverse changes in our credit rating, earnings, or cash flows, including requirements to perform under stand by agreements.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America.

On an ongoing basis, we evaluate our estimates and impairment of long-lived assets.  We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates, including those for the above described items are reasonable.

Our accounting policies are more fully described in the notes to our financial statements.  The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes.  Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment.  Actual results will inevitably differ from those estimates, and such differences may be material to the financial statements.

Being a new company we are unable to comment on the accuracy of any prior estimates or assumptions, however, we believe that our estimates are based on reasonable judgment.

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RISK FACTORS

An investment in our Company is highly speculative in nature and involves an extremely high degree of risk.  If any of the events, contingencies, circumstances or conditions described in this risk factors section actually occurs, our business, financial condition or results of operations could be seriously harmed.

Our auditors have issued a “going concern” qualification in their report on our financial statements.  Our auditors’ report on the Neah Power Washington financial statements as at December 31, 2005 and for the two fiscal years then ended indicate that there is substantial doubt about our ability to continue as a going concern based upon our balance sheet, cash flows and liquidity position.

We have experienced severe working capital and liquidity shortages and expect to continue to do so for the near future.  We had a deficit in working capital of $198,616, at December 31, 2005.  At March 31, 2006, our working capital deficit was $1,006,771, inclusive of $500,400 of our 8% notes that automatically convert into common stock if we complete a minimum of $1,500,000 of equity financing in this or any subsequent offering.  Our operating expenses are approximately $400,000 per month, and we have little or no revenues.  We expect this to continue at least through the year ended December 31, 2006.  In order to meet our operating expenses commencing May 2006, we will need to raise a minimum of $500,000 by that time.  Although we recently raised $2,000,000, we will continue to require additional equity capital to fund our working capital and research and development requirements.  However, we cannot be certain that such financing will be available or on term which are acceptable.  Failure to obtain such funding would result in the loss of our business, insolvency and, possibly, bankruptcy.

We will need to raise significant additional capital.  Our cash position at December 31, 2005 was $415,015 as compared to $4,192,878 at December 31, 2004.  At March 31, 2006, our cash position was $449,290 and our current monthly operating expenses are approximately $400,000.  Even with the $2,116,000 of net proceeds received from our recent private placement of 4,600,000 shares of our common stock, in order to continue our product development activities and hopefully commercialize our proprietary fuel cell system, we will be required to raise an additional $15.0 to $20.0 million over the next six to twelve months.  These funds will be necessary to enable us to, among other things, hire personnel and build infrastructure, purchase inventories, acquire a manufacturing facility and market and promote our products.  There can be no assurance that we will be able to obtain any financing following completing of this Offering and, even if obtained, that it will be on commercially acceptable terms or not otherwise substantially dilute the equity interests of current stockholders in our company.

We have a history of losses since our inception, we expect future losses and we may never achieve or sustain profitability.  We have incurred net losses each year since our inception in and have had accumulated losses of approximately $21.6 million through December 31, 2005.  We expect to continue to incur net losses at least through our fiscal year 2006 and these losses may be substantial.  To implement our business strategy, we will have to incur a high level of fixed operating expenses and we will continue to incur considerable research and development expenses and capital expenditures.  Accordingly, if we are unable to generate substantial revenues and positive cash flows we will not achieve profitability.  Even if we do achieve profitability, we may not be able to sustain or increase our profitability on a quarterly or annual basis.

Our ability to generate future revenues will depend on a number of factors, many of which are beyond our control. These factors include the rate of market acceptance of our products, regulatory developments and general economic trends.  Due to these factors, we cannot anticipate with any degree of certainty what our revenues, if any, will be in future periods.  You have limited historical financial data and operating results with which to evaluate our business and our prospects.  As a result, you should consider our prospects in light of the early stage of our business in a new and rapidly evolving market.

We have had no commercial product sales.  We may not be able to manufacture or commercialize our products in a cost-effective manner.  We are still a research and development company and have not made any product sales.  Our activities have been limited to demonstration and prototype models.  We may not be able to produce or commercialize any of our products in a cost-effective manner, if at all, and, if produced, we may not be able to successfully market these products.

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We may not be able to develop the necessary technology to introduce and market our products in a timely fashion, if at all.  Our product and technology development efforts are subject to unanticipated and significant delays, expenses and technical or other problems, as well as the possible lack of funding to complete this development.  Partially due to our lack of adequate funding, Neah Power Washington failed to timely meet its initial milestones under an existing development agreement with a government contractor.  Although we are continuing to operate under such agreement and anticipate that we will meet such milestones, there is no assurance that such contract will not be cancelled and our funding ceased.  Our future success will depend upon our products and technologies meeting acceptable cost and performance criteria, and upon their timely introduction into the marketplace. None of our proposed products and technologies may ever be successfully developed, and even if developed, they may not actually perform as designed.  Failure to develop or significant delays in the development of our products and technology would have a material adverse effect on our ability to sell our products and generate sufficient cash to achieve profitability.

Market acceptance of our fuel cell products may take longer to develop than we anticipate or may never develop.  Our silicon-based fuel cell products represent a new technology and our success will depend on this technology achieving market acceptance.  Because we design our products to capitalize on markets that presently utilize or are serviced by products from traditional and well-established battery manufactures, we may face significant resistance from end-users to adopt a new and alternative power source technology.

Fuel cell products for portable and mobile applications represent an emerging market and we do not know whether our targeted distributors, resellers or end-users will purchase our products.  The development of a mass market for our portable and mobile products may be impacted by many factors, some of which are out of our control, including:

•

cost competitiveness of portable and mobile products;

•

consumer reluctance to try our products;

•

consumer perception of our systems' safety; and

•

emergence of newer, more competitive technologies and products.

If a mass market develops more slowly than we anticipate or fails to develop, we may not be able to recover the expenses we incurred to develop these products.

Certain corrosive acids used in our fuel cells may limit their acceptance.  The electrolyte and oxidant components of our fuel cells include a sulfuric and nitric acid base.  Although we intend to manufacture our containers in a manner that we believe will virtually eliminate the risk of leakage, there can be no assurance that manufacturing or design defects will not cause leaking of these highly corrosive and toxic acids.  In addition, the very existence of this element of our products may cause OEM and other potential volume purchasers to be reluctant to replace existing PEM and other technologies with our fuel cell systems.  In addition, we may be required to place warning labels on any consumer products we distribute.

Consumers may not choose to adopt the notion of purchasing cartridges.  Even if we achieve the acceptance of our fuel cells by OEMs, consumers might buy substantially fewer cartridges than we anticipate.  Since no portable fuel cell product has been successful in the market, consumer behavior and acceptance is unknown.

Failure of our field tests could negatively impact demand for our products.  We have not yet begun field testing our products.  We may encounter problems and delays during field tests for a number of reasons, including the failure of our technology or the technology of third parties, as well as our failure to maintain and service our prototypes properly.  Many of these potential problems and delays are beyond our control.  Any problem or perceived problem with our field tests could materially harm our reputation and impair market acceptance of, and demand for, our products.

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We do not have the manufacturing experience to handle large commercial requirements.  We may not be able to develop manufacturing technologies and processes and expand our plant facilities to the point where they are capable of satisfying large commercial orders, including the demand for both military and commercial fuel cell systems.  Development and expansion of these technologies and processes require extensive lead times and the commitment of significant financial, engineering and human resources.  We may not successfully develop the required manufacturing technologies and processes.  We may not find suitable partners for outsourcing our manufacturing.

We may not be able to satisfy our contractual obligations to our customers if we are unable to obtain adequate manufacturing facilities.  We currently have no production facilities that are capable of mass producing fuel cell systems.  Even if we are successful in developing operating fuel cells for sale, we will not be able to meet our obligations to our military or commercial customers unless we promptly identify, acquire or outsource such facilities and then bring on-line new, large-scale manufacturing facilities.  We have not yet identified suitable facilities and may not be able to do so.  If we encounter delays in identifying or financing suitable manufacturing plant facilities for purchase, lease or outsource, in obtaining the necessary equipment or in hiring and training personnel to commence large-scale manufacturing, we will not be able to fill customer orders, or profitably manufacture our various fuel cell systems.  If we are unable to finance and establish manufacturing capability, we will be required to license our technology for third party manufacture which will significantly reduce our potential for revenues and profits.

We may not be able to meet our customers' demand for our products if we do not successfully manage the expansion of our operations.  Locating and establishing new manufacturing facilities will place significant demands on our managerial, technical, financial and other resources.  We will be required to make significant investments in our engineering and logistics systems, financial and management information systems and to retain, motivate and effectively manage our employees.  There can be no assurance that our management skills and systems currently in place will enable us to implement our strategy or enable us to attract and retain skilled management and production personnel.  Our failure to manage our growth effectively or to implement our strategy would have a material adverse effect on our ability to produce products and meet our contractual obligations.

Because we will depend on third-party suppliers, we may experience delays in receiving key materials and components necessary to produce our fuel cell systems.  We depend on third parties for the manufacture and assembly of materials and components used to make our products.  If any of our suppliers are unable or unwilling to provide us with materials and components on commercially reasonable terms, or at all, delays in identifying and contracting for alternative sources of supply would adversely affect our ability to develop, manufacture and market our products.  In addition, some of these materials and components are purchased from a single or limited number of supply sources.

We may be subject to shortages of key materials in the global marketplace.  Since we depend on certain raw materials like silicon wafers to make our fuel cells, we may become subject to either supply shortages or substantial price increases of silicon wafers in certain market conditions.  We also use various precious metals in our processes; these metals are commodities and subject to global market pressures and shortages.  These shortages might hamper our ability to ship our products on time, might cause us to have to spend considerably more than budget to complete our projects, or might make our products prohibitively expensive.

We may not be able to sell our fuel cell systems if they are not compatible with the products of third-party manufacturers or our potential customers.  Our success will depend upon our ability to make our products compatible with the products of third-party manufacturers.  In addition, our mobile and portable products will be successful only if our potential customers redesign or modify their existing products to fully incorporate our products and technologies.  Our failure to make our products and technologies compatible with the products of third-party manufacturers or the failure of potential customers to redesign or make necessary modifications to their existing products to accommodate our products would cause our products to be significantly less attractive to customers.

The fuels on which our fuel cell products rely may not be readily available on a cost-effective basis.  Our fuel cell products require methanol and oxygen to operate.  While ambient air supplies the necessary oxygen, our fuel cells derive methanol from other suppliers.  Even if these fuels are available to us, if their prices are such that power produced by our systems would cost more than alternatives, potential users would have less of an economic

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incentive to purchase our units.

We may be unable to compete successfully in a highly competitive market.  The development and marketing of fuel cells and fuel cell systems is extremely competitive.  In many cases, we compete directly with battery and other micro fuel cell producers.  In addition, a number of firms throughout the world have established PEM fuel cell development programs.  Competitors range from development stage companies to major domestic and international companies, many of which have:

•

substantially greater financial, technical, marketing and human resource capabilities;

•

established relationships with original equipment manufacturers;

•

name-brand recognition; and

•

established positions in the markets that we have targeted for penetration.

These or other companies may succeed in developing and bringing to market products or technologies that are more cost-effective than those being developed by us or that would render our products and technology obsolete or non-competitive in the marketplace.

We may be unable to protect our intellectual property rights and we may be liable for infringing the intellectual property rights of others.  Our ability to compete effectively will depend, in part, on our ability to maintain the exclusive ownership of our technology and manufacturing processes through a combination of patent and trade secret protection, non-disclosure agreements and other arrangements.  Patents may not be issued under pending applications and any issued patents that we hold may not provide adequate protection for our products or processes.  Moreover, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the United States and any resulting patents may be difficult to enforce.

There can be no assurance that our competitors will not either independently develop proprietary information that is the same or similar to ours or obtain access to our proprietary information.  In addition, there can be no assurance that we would prevail if challenges to our intellectual property rights are asserted by third parties against us.  We could incur substantial costs defending patent infringement suits brought by others and prosecuting patent infringement suits against third party infringers.  Moreover, some foreign countries provide significantly less patent protection than the United States.  Competitors' products may infringe upon our patents and the cost of protecting our rights may be substantial, if not cost prohibitive, thereby undermining our ability to protect our products effectively.

We rely on confidentiality agreements with our employees and third parties to protect our unpatented proprietary information, know-how and trade secrets but we have no effective means to enforce compliance with the terms of these agreements.

Government regulation could impose burdensome requirements and restrictions that could impair demand for our fuel cell products.  We do not know the extent to which any existing regulations may impact our ability to distribute, market, or install our fuel cells or their cartridges.  Once our fuel cell products reach the commercialization stage and we begin distributing our systems to our target early markets, federal, state or local government agencies may seek to impose regulations.  Any government regulation of our fuel cell products, whether at the federal, state or local level, including any regulations relating to the use of these products, may increase our costs and the price of our fuel cells or cartridges, and may have a negative impact on our revenue and profitability.  Furthermore, approval will be required to carry our fuel cell cartridges onto airplanes.  These approvals have not yet been obtained.

Any accidents involving the flammable fuels used with our products could impair their market acceptance.  Our fuel cells use methanol which is flammable.  While our fuel cells do not use these fuels in a combustion process, the methanol itself is flammable.  Since our products have not yet gained widespread market acceptance, any accidents involving our systems or other fuel cell-based products could materially impede demand for our products.  In addition, we may be held responsible for damages beyond the scope of our insurance coverage.

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We could be liable for environmental damages resulting from our research, development and manufacturing operations.  Our business exposes us to the risk of harmful substances escaping into the environment, resulting in personal injury or loss of life, damage to or destruction of property, and natural resource damage.  Depending on the nature of the claim, our current insurance policies may not adequately reimburse us for costs incurred in settling environmental damage claims, and in some instances, we may not be reimbursed at all.  Our business is subject to numerous federal, state and local laws, regulations and policies that govern environmental protection.  These laws and regulations have changed frequently in the past and it is reasonable to expect additional changes in the future.  Our operations may not comply with future laws and regulations and we may be required to make significant unanticipated capital and operating expenditures.  If we fail to comply with applicable environmental laws and regulations, governmental authorities may seek to impose fines and penalties on us or to revoke or deny the issuance or renewal of operating permits and private parties may seek damages from us.  Under those circumstances, we might be required to curtail or cease operations, conduct site remediation or other corrective action, or pay substantial damage claims.

Our success depends on attracting and retaining key personnel.  The successful development, marketing and manufacturing of our products will depend upon the skills and efforts of a small group of management and technical personnel, including Dr. John Drewery, our Executive Vice President of Engineering, Dr. Art Homa, our Vice President of Engineering, and Leroy Ohlsen, our Chief Technology Officer.  The loss of any of our key personnel could adversely impact our ability to execute our business plan.  Furthermore, recruiting and retaining qualified executive, technical, marketing, manufacturing and support personnel in our emerging industry in the future will be critical to our success and there can be no assurance that we will be able to do so.  We do not maintain "key-man" life insurance policies on any of our key personnel.

Our principal stockholders, executive officers and directors have substantial control over our affairs and you will not be able to influence the outcome of any important transactions involving our company.  Our executive officers and directors and stockholders who beneficially own more than 5% of our common stock will have the power to, in the aggregate, direct the vote in excess of 65% of our voting securities.  Therefore, these persons may have the power to influence our business policies and affairs and determine the outcome of any matter submitted to a vote of our stockholders, including mergers, sales of substantially all of our assets and changes in control.

We may become subject to risks inherent in international operations including currency exchange rate fluctuations and tariff regulations.  If we sell or license our products or technologies outside the United States, we will be subject to the risks associated with fluctuations in currency exchange rates.  We do not intend to enter into any hedging or other similar agreements or arrangements to protect us against any of these currency risks.  We also may be subject to tariff regulations and requirements for export licenses, particularly with respect to the export of certain technologies, unexpected changes in regulatory requirements, longer accounts receivable requirements and collections, difficulties in managing international operations, potentially adverse tax consequences, restrictions on repatriation of earnings and the burdens of complying with a wide variety of foreign laws.

We may be unable to obtain the additional capital needed to operate and grow our business, thereby requiring us to curtail or cease operations.  Our capital requirements in connection with our development activities and transition to commercial operations have been and will continue to be significant.  We will require substantial additional funds to continue the research, development and testing of our technologies and products, to obtain patent protection relating to our technologies when appropriate, and to manufacture and market our products. There is no assurance that any additional financing will be available on commercially attractive terms, in a timely fashion, in sufficient amounts, or at all.  If adequate funds are not available, we may have to scale back our operations, including our product development, manufacturing and marketing activities, all of which could cause us to lose both customers and market share and ultimately cease operations.

Our quarterly operating results are likely to be volatile in the future.  Our quarterly operating results are likely to vary significantly in the future.  Fluctuations in our quarterly financial performance may result from, for example:

•

unevenness in demand and orders for our products;

•

significant short-term capital expenses as we develop our manufacturing facilities;

•

a shortage of the raw materials used in the production of our fuel cell systems; and

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•

difficulties with our manufacturing operations.

Because of these anticipated fluctuations, our sales and operating results in any fiscal quarter are likely to be inconsistent, may not be indicative of our future performance and may be difficult for investors to properly evaluate.

We have a substantial number of shares outstanding.  We currently have issued and outstanding 102,662,430 shares of common stock, as well as outstanding options to purchase an aggregate of 6,589,500 shares of common stock at exercise prices ranging between $0.20 and $0.85 per share and warrants to purchase 3,753,000 shares of common stock at exercise prices of $0.20 per share.  Our outstanding shares include 58,875,030 shares of our common stock issued in April 2006 to the former holders of our Series A preferred stock upon the automatic conversion of such preferred stock (excluding 3,753,000 additional issued converted shares to be held in escrow subject to cancellation upon exercise of a like number of outstanding warrants) and 2,502,000 shares of common stock issued upon conversion in April 2006 of $500,400 of our 8% notes.

Accordingly, on a fully-diluted basis (giving effect to the sale of 4,600,000 shares at $0.50 per share in our private placement completed in April 2006, the conversion of all Series A preferred stock and 8% notes, and the exercise of all outstanding options and warrants), as at the date of this Form 10-SB, there would be issued and outstanding, an aggregate of 113,004,930 shares of our common stock, excluding an additional 4,705,000 shares we may issue to Novellus Systems, Inc. under our proposed technology collaboration agreement with Novellus.

Our stock price may be volatile and, as a result, you could lose all or part of your investment.  There is a very limited public market for our common stock.  In addition, since our March 2006 merger, the price of our common stock has risen significantly.  We cannot predict the extent to which, or if, investor interest will lead to the development of an active and liquid trading market.  The current market price of our common stock may decline below its current level and this decline may be significant.

The value of your investment could decline due to the impact of any of the following factors upon the market price of our common stock:

•

variations in our actual and anticipated operating results;

•

our failure to timely achieve technical milestones;

•

our failure to commercialize our fuel cell systems;

•

changes in technology or competition fuel cell solutions;

•

our failure to meet analysts' performance expectations; and

•

lack of liquidity.

In addition, stock markets, particularly the Pink Sheets where our stock is currently traded and the OTC Bulletin Board where we plan for it to trade, have experienced extreme price and volume fluctuations, and the market prices of securities of technology companies have been highly volatile.  These fluctuations are often unrelated to operating performance and may adversely affect the market price of our common stock.  As a result, investors may not be able to resell their shares at or above the initial public offering price.

Because we do not intend to pay any dividends, stockholders must rely on stock appreciation for any return on their investment in our common stock.  We have not paid any dividends on our common stock and we do not intend to declare and pay any dividends on our common stock.  Earnings, if any, are expected to be retained by us to finance and expand our business.

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FORWARD LOOKING STATEMENTS

This prospectus, including the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," contains forward-looking information.  In some cases, you can identify forward-looking statements by phrases such as "in our view," "there can be no assurance," "although no assurance can be given" or "there is no way to anticipate with certainty" as well as by terminology such as "may," "should," "expects," "intends," "plans," "objectives," "goals," "aims," "projects," "forecasts," "possible," "seeks," "could," "might," "likely," "enable," "anticipates," "believes," "estimates," "predicts," "potential" or "continue," or the negative of these terms or other comparable terminology.  These statements generally constitute statements of expectation, intent and anticipation and may be inaccurate.  Actual events or results may differ materially.  In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors."  These factors may cause our actual results to differ materially from any forward-looking statement.  Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

ITEM 3. DESCRIPTION OF PROPERTY

We currently lease approximately 8,000 square feet of office and research and development space located at 22122 20th Avenue S.E., Bothell, Washington, from an unaffiliated party, under a lease requiring the payment of monthly rent of approximately $12,000 and expiring in September 2006.  We are negotiating with the landlord for a renewal of our lease and for approximately 4,000 square feet of additional space.  If we are unable to complete a satisfactory arrangement with our present landlord, we will seek to lease large quarters elsewhere.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

(a)   Security ownership of certain beneficial owners.

The following table sets forth, as of the date of this Form 10-SB, the number of shares of Common Stock owned of record and beneficially by executive officers and directors, and persons who hold 5% or more of the outstanding Common Stock, of the Company.  Also included are the shares held by all executive officers and directors as a group.

Name and Address	Amount of Beneficial Ownership	Percent of Class (*)

Summit Trading Limited (1)	29,437,515	26.05%
Weist Family Trust (1)	24,377,515	21.57%
Special Investments Acquisitions Associates LLC (2)	29,437,515	26.05%
Alta California Partners III, L.P.	7,014,566	6.21%
Frazier Technology Ventures I, L.P. (6).	7,491,025	6.63%
Castile Ventures (3)	7,064,275	6.25%
Novellus Systems, Inc. (4)	2,949,092	2.61%
Intel Capital Corporation	1,911,092	1.69%
Paul Abramowitz (2)	19,324,863	17.10%
Michael Solomon (5)	1,301,250	1.15%
Dr. Daniel Rosen (6)	834,127	0.74%
Leroy Ohlsen (7)	1,467,465	1.30%
Roger Walton (8)	7,564,275	6.69%
Arthur Homa (9)	450,000	0.40%
All Directors and Officers as a Group (5 individuals)	30,941,980	27.38%

_________________________________

(*)

Based on 113,004,941 shares of common stock on a fully-diluted basis, assuming full exercise of all outstanding stock options and warrants.

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(1)

Excludes up to 1,876,500 additional shares of common stock issuable to Summit Trading Limited to be held in escrow for delivery upon exercise of up to 50% of 3,753,000 outstanding warrants.  Voting control held by Richard Fixaris.  Summit Trading Limited, a Bahamian holding company is owned by the Weist Family Trust and its address is 120 Flagler Avenue, New Smyrna Beach, FL 32169.  The Weist Family Trust is a private trust established for the benefit of Daisy Rodriguez, Stephanie Kaye, Tracia Fields and C.S. Arnold.  Summit Trading Company beneficially owned 3,250,000 shares of our Series A preferred stock that automatically converted into an aggregate of 29,437,515 shares of our common stock upon completion of our April 2006 private placement of $2,000,000.  Summit will transfer an aggregate of 5,060,000 shares of such common stock to certain third parties not affiliated with it or the Company, other than Daisy Rodriguez, a beneficiary of the Weist Family Trust  (1,000,000 shares of common stock).  Summit Trading and the Weist Family Trust disclaim beneficial interest in all of such 5,060,000 shares transferred.

 (2)

Excludes up to 1,876,500 additional shares of common stock issuable to Special Investments Acquisitions Associates LLC to be held in escrow for delivery upon exercise of up to 50% of 3,753,000 outstanding warrants.  Shares listed for Paul Abramowitz include (i) 18,987,197 shares, or 64.5% of the shares issued in April 2006 upon automatic conversion of 3,250,000 shares of our Series A preferred stock held by Special Investments Acquisition LLC, a Delaware based limited liability company of which he is a principal, (ii) 87,666 shares, representing 28% of the 313,092 shares held in the name of Fairway Venture Capital Group III, a partnership controlled by Robert Abramowitz, the cousin of Paul Abramowitz, and (iii) 250,000 shares underlying directors options that Mr. Abramowitz received for serving on our board of directors.  Such shares do not include 250,000 shares underlying options which he may elect to receive (in lieu of cash) as compensation for his services as our President and Chief Executive Officer.  Such shares also do not include the following shares of our common stock issued upon conversion the shares of Series A preferred stock held by Special Investments Acquisition LLC (i) 5,210,440 shares issued to a trust for the benefit  of Israel Maxx Abramowitz and Nataliea Sarah Abramowitz, the minor children of Paul Abramowitz under a trust in which Michael Solomon is the trustee, (ii) 883,125 shares issued to Michael Solomon, (iii) 588,750 shares issued to Robert Abramowitz, the cousin of Paul Abramowitz, (iv) 1,471,876 shares issued to Lori Abramowitz, the wife of Paul Abramowitz, (v) 515,157 shares issued to Matthew Abramowitz, the brother of Paul Abramowitz, (vi) 294,375 shares issued to Marc Abramowitz, the brother of Paul Abramowitz, and (vii) 73,594 shares issued to Joyce Abramowitz, the mother of Paul Abramowitz.  Mr. Abramowitz disclaims beneficial interest in all of these shares.

(3)

Includes (i) 2,359,276 shares of common stock received by Castile Ventures IIA LP and Castile Ventures IIB LP, affiliates of Castile Ventures, in connection with the merger, (ii) 1,882,000 shares of common stock issued at $0.20 per share upon automatic conversion of $55,899 of our notes held by Castile Ventures IIA LP and $320,501 of our notes held by Castile Ventures IIB LP, and (iii) 419,242 shares issued at $0.20 per share upon exercise of warrants held by Castile Ventures IIA LP and 2,403,758 shares issued at $0.20 per share upon exercise of warrants held by Castile Ventures IIB LP.

(4)

Does not include the potential issuance to Novellus Systems, Inc. of an additional 4,705,000 shares of our common stock pursuant to the terms of our proposed technology collaboration agreement with Novellus Systems.

(5)

Consists of 350,000 director’s stock options exercisable at $0.20 per share, 881,250 shares issued upon conversion of Series A preferred stock previously owned of record by Special Investments Acquisition LLC, and 70,000 shares pruchased in the April 2006 private placement by an entity controlled by Michael Solomon for the benefit of his parents.

(6)

Consists of 600,000 stock options exercisable at $0.20 per share, 68,321 shares owned by Daniel Rosen and Claudia Niles, and 165,806 shares of the 6,891,025 shares owned by Frazier Technology Ventures I, L.P., which represents Dr. Rosen's beneficial ownership of Frazier Technology Ventures I, L.P.

(7)

Consists of 1,042,465 shares of common stock received in connection with the merger, and 425,000 stock options exercisable at $0.20 per share.  Does not include 27,325 shares owned by Steven M. and Melinda L. Ohlsen, the parents of Leroy Ohlsen.  Mr. Ohlsen disclaims beneficial interest in the shares held by his parents.

(8)

Consists of 500,000 stock options exercisable at $0.20 per share, and 7,064,275 shares owned by Castile Ventures IIA LP and Castile Ventures IIB LP, affiliates of Castile Ventures LLP.  Roger.  Walton, a director or our company, is an affiliate of Castile Ventures.

(9)

Consists of 450,000 stock options exercisable at $0.20 per share.

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ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

(a)

Identification of Directors and Executive Officers

A.  Identification of Directors and Executive Officers.  Our current officers and directors will serve for one year or until their respective successors are elected and qualified.  They are:

Name	Position

Paul Abramowitz	Vice Chairman, Chief Executive Officer, President and Director
Dr. Daniel Rosen	Chairman and Director
Dr. Arthur Homa	Vice President of Engineering
Leroy Ohlsen	Chief Technology Officer and Director
David M. Barnes	Chief Financial Officer
Roger Walton	Director
Michael Solomon	Director

Paul Abramowitz, Vice Chairman, Chief Executive Officer, President and Director.  A professional manager and entrepreneur, Mr. Abramowitz has experience covering a broad spectrum of industries.  Prior to his March 2006 affiliation with our Company, Mr. Abramowitz was CEO of the Experience Music Project, a charitable project located in Seattle, co-founded by investor and philanthropist Paul G. Allen of Microsoft and Vulcan Inc., dedicated to exploring creativity and innovation in American popular music.. Mr. Abramowitz holds a Masters in Business Administration from the University of Southern California and a Bachelors Degree in Business Administration at Ohio State University.

Daniel Rosen, PhD., Chairman and Director.  Dr. Rosen is CEO of Dan Rosen & Associates.  For six years prior thereto, he was the founding general partner of Frazier Technology Ventures, , a technology venture capital firm, and continues to oversee its interest in the Company.  He served in several executive posts while at Microsoft, including General Manager of New Technology at Microsoft Research and General Manager, MSN Network.  Earlier in his career, Mr. Rosen was the VP and general manager of AT&T's first consumer Internet offering and AT&T’s first Managing Director for Northern & Eastern Europe.

Arthur Homa, PhD., Vice President of Engineering.  Dr. Homa has over 20 years of technical management experience in the electrochemical and battery industries.  He has held senior posts at Bolder Technologies, an early-stage battery development company, as well as Rayovac Corporation and General Electric Company.  He has extensive experience in managing research and development operations and in advancing technology from the laboratory stage to a high-volume, highly automated commercial production capability.  Dr. Homa received his Ph.D. in Electrochemistry from Case Western Reserve University in 1981, and earned his B.A. in Chemistry from Franklin & Marshall College in Lancaster, PA in 1976.

Leroy Ohlsen, Chief Technology Officer and Director.  Mr. Ohlsen co-founded Neah Power Systems in 1999 to follow his passion for fuel cell technology developed during undergraduate studies.  Previously, he worked as a Project Manager for MultiChem Analytical Services, an environmental testing laboratory.  Mr. Ohlsen worked part-time throughout college at MDS Panlabs as part of the chemistry team.  Leroy received a B.S. degree in Chemistry from the University of Washington in 1998.

David M. Barnes, Chief Financial Officer.

 Mr. Barnes has over 35 years of experience as a chief financial officer and senior executive for a number of publicly traded companies, and has coordinated audits and supervised the preparation and filing of public disclosure documents.  Since 2002, Mr. Barnes serves as Chief Financial Officer of Cyber Defense Systems, Inc. and American United Global, Inc., and has acted as an advisor, director and member of

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the audit committees of a number of other public companies, including MDWerks, Inc., Thinkpath, Inc. and Searchhelp, Inc.  His prior experience includes serving as Executive Vice President and Director of Lifetime Corporation, an American Stock Exchange listed home health care provider, and Executive Vice President and Chief Financial Officer of Beefsteak Charlies, Inc., an American Stock Exchange listed food and entertainment company.

Roger Walton, Director.  Mr. Walton is a partner in Castile Ventures, a private venture capital firm, located in Waltham, Massachusetts.  Mr. Walton has an investment focus on communications application and subsystem businesses and currently participates as an observer to the board of directors of Sandbridge Technologies and previously served as a director of Quantiva (acquired by NetScout, NASDAQ: NTCT) and Stargus (acquired by C-COR, NASDAQ:CCBL).  Prior to joining Castile Ventures, Mr. Walton advised start-up and established businesses, both solution vendors and service providers, on market, product/service and partnership strategies.  Mr. Walton holds an MA in Mathematics from Oxford University.

Michael F. Solomon, Director.  Mr. Solomon is a partner in the law firm of Pillsbury Winthrop Shaw Pittman LLP specializing in tax and corporate transactions.  Mr. Solomon is also a long-time private investor in numerous businesses on whose boards he has served.  His practice has been heavily concentrated in the technology and research and development sectors, and he has been specifically involved in cases addressing fuel cell technology.  He is an Adjunct Professor of Law at the Georgetown University Law Center and an honors graduate of both Yale University (1974) and Harvard Law School (1977).

Directors are elected to serve for a term of one year or until their successors are duly elected and qualified.  Directors are not compensated for serving as such.  Officers serve at the discretion of the board of directors.

Compensation Committee and Audit Committees

Our board of directors has a Compensation Committee and an Audit Committee.  Messrs. Rosen, Abramowitz and Solomon are members of the Compensation Committee and Messrs. Abramowitz and Solomon are members of the Audit Committee.

In addition, we have a Technical Advisory Board comprised of Dr. Daniel Rosen, Wilbert van den Hoek and Roger Walton.  The Technical Advisory Board advises the company and its board of directors on matters relating to its technology.

B.

Significant Employees.

Dr. John Drewery, our Executive Vice President of Engineering, Dr. Art Homa our Vice President of Engineering, and Leroy Ohlsen, our Chief Technology Officer.

C.

Family Relationships.

None.

D.

Involvement in Certain Legal Proceedings.

There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of the Company during the past five years.

E.

Audit Committee Financial Expert.

 None.

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ITEM 6. EXECUTIVE COMPENSATION

The following table sets forth the cash compensation paid by the Company to its president and chief operating officer and any other executive officer receiving in excess of $100,000 per annum for services rendered during the fiscal years ended December 31, 2005, 2004 and 2003.

Long Term Compensation
		Annual Compensation			Awards	Payouts
Name and Principal Position	Year	Salary(1)	Bonus	Other Annual Compensation	Securities Underlying Options	All Other Compensation
David Dorheim	2005 2004 2003	$250,000 250,000 250,000
Arthur Homa	2005 2004 2003	$187,249 177,826 78,563
Gregg Makuch	2005 2004 2003	$141,673 115,805 115,805

On March 27, 2006, Mr. Dorheim resigned as President and COO of Neah Power Washington.  As severance, Mr. Dorheim received options to purchase 162,500 shares of our common stock at $0.20 per share and six months salary payable monthly.  Mr. Makuch resigned from Neah Power Washington on November 18, 2005.

Employment Agreements

In April 2006, the board of directors approved a one year employment agreement for Paul Abramowitz to serve as President and Chief Executive officer of our company and its Neah Power Washington subsidiary.  Mr. Abramowitz was awarded an annual salary of $275,000, but agreed to defer $150,000 of such amount until our company has received not less than $5,000,000 of financing from either the sale of securities, or in connection with a significant joint venture or strategic alliance.  In lieu of payment of his deferred salary, Mr. Abramowitz was granted five year options to purchase 250,000 shares of our common stock at $0.85 per share (the fair market value of our shares at the time of grant); which options vest at the rate of 20,833 shares each month, commencing as of March 27, 2006.  Even if vested, such options may not be exercised until Mr. Abramowitz shall become entitled to receive payment of his deferred salary.  In the event Mr. Abramowitz becomes entitled to payment of such deferred salary and accepts such payment, all of the 250,000 stock options shall automatically terminate.  Under the terms of his agreement, if our company hires a Chief Executive Officer to replace Mr. Abramowitz prior to the expiration of the term of the agreement, our company reserves the right to terminate Mr. Abramowitz’ employment agreement and any unvested options.

We do not have long-term employment agreements with any of our other executive officers or key employees.  However, we require each of our employees to execute confidentiality and non-disclosure agreements with respect to all technical aspects of our business, and to agree to assign to our company all inventions, research and technical data developed by them during the course of their employment.

Stock Option Plan and Stock Options

The Long Term Incentive Compensation Plan (“LTICP”) was adopted by the Board of Directors on March 14, 2006, to be effective on March 14, 2006, and was approved by the stockholders on that same date.  The LTICP is to continue for a term of ten years from the date of its adoption.  The LTICP seeks to promote the long-term success of our company and its subsidiaries and to provide financial incentives to employees, members of the Board and advisers and consultants of the company and its subsidiaries to strive for long-term creation of stockholder value.  The LTICP provides long-term incentives to employees, members of the Board and advisers and consultants of the company and its subsidiaries who are able to contribute towards the creation of or have created stockholder value by providing them stock options and other stock and cash incentives.

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A Committee that is currently comprised of three members of our Board of Directors administers the LTICP.  The Committee has the authority to make awards, construe and interpret the LTICP and any awards granted thereunder, to establish and amend rules for LTICP administration, to change the terms and conditions of options and other awards at or after grant, and to make all other determinations which it deems necessary or advisable for the administration of the LTICP.

The maximum number of shares of common stock of the Company that may be issued under the LTICP for awards other than cash awards is not to exceed a total of 10,000,000 shares.  To date, the Committee has awarded stock options for 6,589,500 shares to employees, members of the Board and advisors and consultants of our company and its subsidiaries, and none of these options has as of yet been exercised.  If we change the number of issued shares of common stock by stock dividend, stock split, spin-off, split-off, spin-out, recapitalization, merger, consolidation, reorganization, combination, or exchange of shares, the total number of shares reserved for issuance under the Plan, the maximum number of shares which may be made subject to an award or all awards in any calendar year, and the number of shares covered by each outstanding award and the price therefor, if any, may be equitably adjusted by the Committee, in its sole discretion.

The Board of Directors or the Committee may amend, suspend, terminate or reinstate the LTICP from time to time or terminate the LTICP at any time.  However, no such action shall reduce the amount of any existing award (subject to the reservation of the authority of the Committee to reduce payments on awards) or change the terms and conditions thereof without the consent of any affected award recipient.  Neither the Board nor the Committee can cancel an award once the award has been granted by the Committee.

On March 29, 2005, the board of directors and compensation committee authorized the issuance of 162,500 severance options at $0.20 per share to Neah Power Washington’s former President.  On March 14, 2006, the board of directors and the Committee authorized the issuance of options to purchase an aggregate of 6,324,500 shares of our common stock at an exercise price of $0.20 per share (the closing price of our common stock on such date) to the following groups of persons:

Board of Directors

Technical Advisory Board

Paul Abramowitz  - 250,000 options;

Wilbert van den Hoek

- 250,000 options;

Dr. Daniel Rosen  - 350,000 options;

Dr. Daniel Rosen

- 250,000 options;

Michael Solomon - 350,000 options; and

Roger Walton

- 250,000 options

Roger Walton

 - 250,000 options.

Employees and others

John Drewery/Novellus

- 1,000,000 options;

Leroy Ohlsen

  -    425,000 options; and

Stephen Tallman

-    400,000 options;

other employees

  - 1,937,000 options.

Arthur Homa

-    450,000 options;

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Between February 2006 and March 2006, Castile Ventures, through its affiliates, lent to Neah Power Washington an aggregate of $376,400.  In connection with the merger transaction consummated on March 9, 2006, all such loans were exchanged for our 8% convertible notes due June 30, 2007.  The holders of the notes may convert them into shares of our common stock at $0.20 per share at any time.  In addition, upon consummation of any equity or equity type financing by our company of $1,500,000 or more, the notes are automatically converted into shares of our common stock at $0.20 per share.  In addition, affiliates of Castile Ventures received warrants to purchase an aggregate of 2,823,000 shares of our common stock at an exercise price of $0.20 per share.  Roger Walton, a director of our company, is a managing director of Castile Ventures.  Upon completion of our private placement of 4,600,000 shares of common stock at $0.50 per share in April 2006, all of the 8% convertible notes were converted into 2,502,000 shares of our common stock.

In March 2006, we sold for $6,500 to Special Investments Acquisitions Associates LLC and Summit Investments Limited an aggregate of 6,500,000 shares of our Series A convertible preferred stock.  The Series A preferred stock was convertible into a maximum of 68,130,030 shares of our common stock, less the sum of:

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•

an aggregate of 2,502,000 shares of our common stock that were issuable to other former Neah Power Washington security holders upon conversion of our 8% notes,

•

an aggregate of 3,753,000 shares of our common stock issuable to our note holders upon exercise, at $0.20 per share, of five year warrants granted in connection with the issuance of $500,400 of our 8% notes, and

•

all shares of common stock that were to be issued or issuable in connection with the first $1,500,000 of financing consummated by our Company.

As a result of the private placement sale in April 2006 of 4,600,000 shares of our common stock at $0.50 per share to 9 investors, all of the shares of Series A Preferred Stock were converted into an aggregate of 62,628,030 shares of our common stock, of which an aggregate of 3,753,000 shares were placed in escrow for assignment to other persons exercising the above warrants to purchase up to 3,753,000 shares of our common stock.  Special Investments Acquisitions Associates LLC and Summit Investments Limited were instrumental in arranging for the merger transactions between our Company and Neah Power Washington.

To the extent that any of our outstanding warrants to purchase 3,753,000 shares of common stock are exercised, the proceeds of such exercise shall be remitted directly to the Company.  Upon issuance of the shares by the Company, Summit Trading Limited and Special Investments Acquisitions Associates LLC shall return from the maximum 3,753,000 escrowed shares to the Company for cancellation the same number of shares issued upon exercise of the warrants.  However, to the extent that a warrant holder elects a “cashless” exercise of his or its warrants), a lesser number of escrowed shares will be delivered to the warrant holder.  In a cashless exercise, the warrant holder receives, for no cash payment, a number of exercised shares (at the current market price) based on the difference between the dollar value of such shares at our current market price at the time of exercise and the dollar value of such shares at the $0.20 exercise price.  In such event, our Company will not receive any proceeds from the exercise of the warrants and the number of shares to be delivered from escrow will be reduced.  To the extent any of the warrants are not exercised or any of the 3,753,000 shares still remain in escrow when all warrants are exercised, they shall be returnedto the Company for cancellation.

Paul Abramowitz, our Chief Executive Officer, President and a Director of our Company is the principal member of Special Investments Acquisitions Associates LLC, an entity that owns of record 29,437,515 shares of our common stock.  Mr. Abramowitz is also affiliated with Fairway Venture Capital Group III, a company that owned approximately 1.2% of the capital stock of Neah Power Washington and which received a total of 313,092 shares of our common stock in connection with the merger.  See Security Ownership of Certain Beneficial Owners and Management.

Prior to the merger, neither Summit Trading Limited nor any of its affiliates or associates had any involvement or relationship with our Company or Neah Power Washington.

In connection with our April 2006 private placement of 4,600,000 shares at $0.50 per share, an entity controlled by Michael Solomon, one of our directors, that was formed for the benefit of his parents, purchased 70,000 of these shares.

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ITEM 8. DESCRIPTION OF SECURITIES

(a)

Common and Preferred Stock

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 525,000,000 shares of capital stock, comprised of 500,000,000 shares of common stock, par value $.001 per share and 25,000,000 shares of preferred stock, par value $.001 per share.  As of April 30, 2006, 102,062,441 shares of common stock were issued and outstanding.  No shares of preferred stock are outstanding, as all 6,500,000 previously issued shares of Series A preferred stock were converted into an aggregate of 62,628,030 shares of our common stock in April 2006.

Common Stock

All shares of common stock are of the same class and have equal rights and attributes.  The holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company.  All holders of common stock are entitled to share equally in dividends, if any, as may be declared from time to time by the board of directors out of funds legally available.  In the event of liquidation, the holders of common stock are entitled to share ratably in all assets remaining after payment of all liabilities.  The stockholders do not have cumulative or preemptive rights.

In connection with the acquisition of our subsidiary, Neah Power Washington, on March 3, 2006, our board of directors and majority stockholder authorized a one-for-100 reverse split of our common stock.  Also in connection with such acquisition, on March 8, 2006, our board of directors and majority stockholder authorized a two-for-one forward split of our common stock.  All share and per share data contained herein takes account of both the reverse and forward splits.

Preferred Stock

We are authorized by our Certificate of Incorporation to designate and issue up to 25,000,000 shares of Preferred Stock, upon such terms and conditions, including preferences, dividends, conversion or redemption rights, as the board of directors may, from time to time, determine.

Series A Preferred Stock.

In March 2006, we designated 6,500,000 shares of Series A Preferred Stock.  The Series A Preferred Stock ranked, as to the payment of dividends and the distribution of assets upon liquidation or winding up of the Company, (i) junior to all other classes of preferred stock which may subsequently be designated and (ii) on a parity with the Common Stock.

The shares of the Series A Preferred Stock were convertible, in whole or part, at the option of the holder, at any time, into an aggregate of 68,130,030 shares of common stock, less the sum of (i) an aggregate of 6,255,000 shares of common stock issuable upon conversion of certain notes and exercise of certain warrants issued to former Neah Power Washington security holders, and (ii) any shares of common stock issued or issuable in connection with the sale of the next $1,500,000 of equity or equity type securities of the Company.  In addition, each share of the Series A Preferred Stock automatically converted into shares of our common stock on or after the closing of a sale, on any one or more occasions, of our debt or equity securities pursuant to which we shall have received gross cash proceeds of not less than $2,000,000 (inclusive of $500,400 of debt owed to former Neah Power Washington shareholders recently converted to our common stock).

As a result of the sale in April 2006 of 4,600,000 shares of our common stock at $0.50 per share, all 6,500,000 shares of Series A preferred stock automatically converted into an aggregate of 62,628,030 shares of our common stock, of which an aggregate of 3,753,000 shares were placed in escrow for transfer to persons exercising warrants to purchase up to 3,753,000 shares of our common stock.

The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and bylaws, copies of which are available for inspection at the offices of our company.

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Common Stock Purchase Warrants

We currently have outstanding warrants to purchase up to 3,978,000 shares of common stock as follows:

(a)

Three year warrants to purchase 225,000 shares of our common stock are issuable to certain former stockholders of Neah Power Washington.  We believe that these warrants were cancelled in the merger transaction in which we acquired Neah Power Washington and are seeking their return.  However, to the extent that any shares of common stock of our company are issued under these warrants, the holders of Series A preferred stock have agreed to deliver to the Company up to a total of 225,000 shares of their shares for cancellation.

(b)

In connection with the issuance of $500,400 of our 8% convertible notes due June 30, 2007 in March 2006, we issued to certain creditors and security holders of Neah Power Washington five year warrants to purchase an aggregate of 3,753,000 shares of our common stock at $0.20 per share.  All of such warrants contain anti-dilution provisions in connection with any stock splits or recapitalizations and provide for “cashless exercise” rights to the holders.

(b)

Debt Securities

We are indebted to Novellus Systems, Inc. in the amount of $150,000 pursuant to a non-convertible note due June 30, 2007.  In addition, we have a collaboration agreement with Novellus under which Novellus is providing us with engineering and technical expertise in connection with the development of the Company’s products, including the use of porous silicon in our fuel cells.  We are in the process of renegotiating such technology collaboration agreement.

In addition, on March 31, 2006, we were indebted to other stockholders, including affiliates of Castile Ventures, in the aggregate amount of $500,400, all of which debt is evidenced by our 8% convertible notes, due June 30, 2007.  In connection with our April 2006 sale of 4,600,000 shares of our common stock at $0.50 per share, all $500,400 of our 8% notes were converted at $0.20 per share into an aggregate of 2,502,000 shares of our common stock.

(c)

Other Securities to be Registered

In April 2006, we sold an aggregate of 4,600,000 shares of our common stock a price of $0.50 per share.  In connection with such sales, we received $800,000 in cash and $1,500,000 was paid by delivery of one investor’s $1,500,000 6% promissory note, payable as to $750,000 plus accrued interest, on May 28, 2006, and the $750,000 balance, plus accrued interest, on June 28, 2006.

On a fully-diluted basis, after giving effect to the potential issuance of up to  10,342,500 shares upon exercise of our outstanding warrants and stock options, there would then be issued and outstanding, an aggregate of 113,004,941 shares of our common stock.  Our fully-diluted outstanding shares do not include an additional 4,705,000 shares we may issue to Novellus Systems, Inc. under our proposed technology collaboration agreement with Novellus.

PART II

ITEM 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(a) Market Information.  Our common stock trades on the Over-the-Counter Pink Sheets.

The Company has issued and outstanding options to purchase 6,589,500 shares of its Common Stock and warrants to purchase 3,753,000 shares of common stock.

Other than approximately 10,000,000 shares of common stock, all of our issued and outstanding shares of common stock are deemed to be restricted stock for purposes of Rule 144 under the Securities Act and, accordingly, may not be sold absent their registration under the Securities Act or pursuant to Rule 144 following their being held for the applicable holding periods set forth in Rule 144.

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We will become a reporting company under the Securities Exchange Act of 1934, as amended, upon the effectiveness of this Form 10-SB registration statement.  Until such time, our stockholders will not be able to avail themselves of Rule 144.

In general, under Rule 144 as currently in effect, a person or group of persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner except an affiliate of ours, would be entitled to sell, within any three month period, a number of shares that does not exceed the greater of 1% of the number of then outstanding shares of the Company’s Common Stock, or the average weekly trading volume of the Company’s Common Stock during the four calendar weeks preceding the sale; provided, that public information about the Company as required by Rule 144 is available and the seller complies with manner of sale provisions and notice requirements.

 (b) Dividends.  We have not paid any cash dividends to date and do not anticipate or contemplate paying dividends in the foreseeable future.  It is the present intention of management to utilize all available funds for the development of Neah Power Washington’s business.

(c) Securities authorized for issuance under equity compensation plans

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))

	(a)	(b)	(c)
Equity compensation plans approved by security holders	6,589,500 shares of common stock	$0.22	3,410,500 shares of common stock

Equity compensation plans not approved by security holders (1)
Total

_________

(1) On March 14, 2006, the Company’s Stockholders approved and adopted the Neah Power Systems, Inc. Long Term Incentive Compensation Plan (the “Plan”).  On March 14, 2006, the board of directors and the Committee authorized the issuance of options to purchase an aggregate of 6,324,500 shares of our common stock at an exercise price of $0.20 per share (the closing price of our common stock on such date) to the following groups of persons:

Board of Directors

Technical Advisory Board

Paul Abramowitz  - 250,000 options;

Wilbert van den Hoek

- 250,000 options;

Dr. Daniel Rosen  - 350,000 options;

Dr. Daniel Rosen

- 250,000 options;

Michael Solomon - 350,000 options; and

Roger Walton

- 250,000 options

Roger Walton

 - 250,000 options.

Employees and others

John Drewery/Novellus

- 1,000,000 options;

Leroy Ohlsen

  -    425,000 options; and

Stephen Tallman

-    400,000 options;

other employees

  - 1,937,000 options.

Arthur Homa

-    450,000 options;

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On March 14, 2005, the board of directors and compensation committee authorized the issuance of 162,500 severance options at $0.20 per share to Neah Power Washington’s former President.

All options granted to the above employees and other consultants under the Plan vest, so long as the optionee continues to render services to the Company for a period of three years from the date of the grant, in accordance with a vesting schedule contained in the options.  The options granted may not be exercised more than seven years after the date of the grant.

The Plan is to be administered by the Compensation Committee of the Board of Directors and consists of up to 10,000,000 shares of Common Stock which may be granted in the form of options to employees, directors, consultants and advisors to the Company.  The number of options, option price, vesting and exercise schedules and the duration of all options shall all be determined by the Board of Directors at the time of grant; provided, however, that the option price of any options granted under the Plan shall be not less than fair market value at the time of grant.  Incentive stock options expire no later than seven years after the date of grant.

ITEM 2. LEGAL PROCEEDINGS

There are not presently any material pending legal proceedings to which we are a party or as to which any of its property is subject, and no such proceedings are known to us to be threatened or contemplated against it.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There are not and have not been any disagreements between us and our accountants on any matter of accounting principles, practices or financial statement disclosure.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

Prior to Neah Power Nevada’s acquisition of  Neah Power Washington, certain holders of approximately $49,000 of Neah Power Nevada outstanding debt received 5,000,000 shares of our common stock in exchange for cancellation of these obligations.

In connection with the merger transaction in which Neah Power Nevada acquired Neah Power Washington, we issued an aggregate of 26,203,858 shares of our common stock to approximately 60 Neah Power Washington stockholders.  All of the Neah Power Washington stockholders represented in writing that they were accredited investors and acquired the securities for their own accounts.  A legend was placed on the stock certificates stating that the securities have not been registered under the Securities Act and cannot be sold or otherwise transferred without an effective registration or an exemption therefrom.

In March 2006, we issued 6,500,000 shares of our Series A convertible preferred stock to Special Investments Acquisitions Associates LLC and Summit Investment Limited.  The Series A Preferred Stock is convertible into an aggregate of 68,130,030 shares of our common stock, less the sum of (a) 6,255,000 shares of our common stock that are issuable to other former Neah Power Washington security holders upon conversion of our notes or exercise of certain warrants, and warrants, and (b) all shares of our common stock issued or issuable in connection with the next financing for our company aggregating $1,500,000.  In April 2006, all of the Series A preferred stock was converted into an aggregate of 62,628,030 shares of our common stock (of which 3,753,000 shares were placed in escrow and will be returned to the Company for cancellation to the extent any of our outstanding 3,753,000 warrants are exercised).  All recipients of the 62,628,030 shares of our common stock issued in connection with the conversion of the Series A preferred stock represented in writing that they were accredited investors and acquired the securities for their own accounts.  A legend was placed on the stock certificates stating that the securities have not been registered under the Securities Act and cannot be sold or otherwise transferred without an effective registration or an exemption therefrom.

In 2005 and 2006, Neah Power Washington had issued $142,400 of notes to certain of its shareholders and other investors.  In connection with the merger transaction, such notes and an additional $358,000 of loans provided by

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affiliates of Castile Ventures, were exchanged for and evidenced by our 8% convertible notes aggregating $500,400 and warrants entitling the holders to purchase an aggregate of 3,753,000 shares of our common stock at an exercise price of $0.20 per share.  In April 2006, all $500,400 of our notes were fully converted at $0.20 per share, into 2,502,000 share of our common stock.  The holders of such notes and warrants represented in writing that they were accredited investors and acquired the securities for their own accounts.  A legend was placed on the notes, the shares of common stock issued on conversion of the notes, and the warrants stating that the securities have not been registered under the Securities Act and cannot be sold or otherwise transferred without an effective registration or an exemption therefrom.

In April 2006, we sold to 9 investors in a private placement an aggregate of 4,600,000 shares of our common stock a price of $0.50 per share.  In connection with such sales, we received $800,000 in cash and $1,500,000 was paid by delivery of one investor’s $1,500,000 6% promissory note, payable as to $750,000 plus accrued interest, on May 28, 2006, and the $750,000 balance, plus accrued interest, on June 28, 2006.  The 4,000,000 shares purchased by such investor was pledged to us as collateral for payment of his note.  As indicated elsewhere in this Form 10SB, one of our directors purchased, for cash, 70,000 of these shares.  All investors represented in writing that they were accredited investors and acquired the securities for their own accounts.  A legend was placed on the 4,600,000 shares of common stock stating that the securities have not been registered under the Securities Act and cannot be sold or otherwise transferred without an effective registration or an exemption therefrom.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Nevada General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation.  The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, agreement, a vote of stockholders or disinterested directors or otherwise.

The Company’s Certificate of Incorporation provides that it will indemnify and hold harmless, to the fullest extent permitted by the Nevada General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

The Nevada General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

·	any breach of the director's duty of loyalty to the corporation or its stockholders;
·	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
·	payments of unlawful dividends or unlawful stock repurchases or redemptions; or
·	any transaction from which the director derived an improper personal benefit.

Insofar as indemnification for liabilities under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions described above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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PART F/S

FINANCIAL STATEMENTS

NEAH POWER SYSTEMS, INC. FINANCIAL REPORT DECEMBER 31, 2005

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C  O  N  T  E  N  T  S

Page

INDEPENDENT AUDITORS' REPORT

1

FINANCIAL STATEMENTS

BALANCE SHEETS

2

STATEMENTS OF OPERATIONS

3

STATEMENTS OF SHAREHOLDERS' EQUITY

4

STATEMENTS OF CASH FLOWS

5

NOTES TO FINANCIAL STATEMENTS

6 - 18

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INDEPENDENT AUDITORS' REPORT

To the Board of Directors

Neah Power Systems, Inc.

Bothell, Washington

We have audited the accompanying balance sheets of Neah Power Systems, Inc. ("the Company") as of December 31, 2005 and 2004, and the related statements of operations, shareholders' equity, and cash flows for the years then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  As discussed in Note 2 to the financial statements, the Company has experienced recurring losses and has liabilities in excess of current assets.  This situation raises substantial doubt about its ability to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Seattle, Washington

April 12, 2006

1

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NEAH POWER SYSTEMS, INC.

BALANCE SHEETS

December 31, 2005 and 2004

ASSETS	2005	2004
Current Assets
Cash and cash equivalents	$311,815	$2,481,103
Short-term investments	103,200	1,711,775
Prepaid expenses	9,675	23,068
Total current assets	424,690	4,215,946
Property and Equipment, net	831,081	1,132,808
Deposits	-	13,566
Total assets	$1,255,771	$5,362,320
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Equipment loan, current portion	$186,846	$332,877
Accounts payable	144,403	170,710
Accrued expenses	102,557	142,000
Deferred revenue	189,500	189,500
Total current liabilities	623,306	835,087
Equipment Loan, less current portion	29,840	-
Total liabilities	653,146	835,087
Shareholders' Equity (shares restated to reflect reverse stock split)
Preferred stock-authorized 8,795,384 shares, no par value
Series A convertible preferred stock - designated
799,750 shares; liquidation value of $1,363,871	1,208,281	1,189,105
Series B convertible preferred stock - designated
7,995,634 shares; liquidation value of $18,095,259	17,744,588	17,744,588
Common stock - no par value, authorized 12,300,000 shares	298,902	298,502
Additional paid-in capital	2,905,110	2,905,110
Retained deficit	(21,554,256)	(17,610,072)
Total Stockholders' equity	602,625	4,527,233
Total liabilities and stockholders' equity	$1,255,771	$5,362,320

2

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NEAH POWER SYSTEMS, INC.

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2005 and 2004

	2005	2004
Revenues
Grant revenue	$780,000	$1,055,887
Contract revenue	-	154,500
Total revenues	780,000	1,210,387
Operating expenses
Research and development	3,460,107	4,445,228
General and administrative	1,277,468	1,434,123
Total operating expenses	4,737,575	5,879,351
Loss from operations	(3,957,575)	(4,668,964)
Other income (expense)
Interest expense	(46,043)	(1,726,271)
Other income	59,434	41,311
Total other income (expense)	13,391	(1,684,960)
Net loss	$(3,944,184)	$(6,353,924)
Basic net (loss) per post-split common share	$(4.44)	$(7.15)
Diluted net (loss) per post-split common share	$(0.49)	$(1.09)
Weighted average basic post-split shares outstanding	888,629	888,447
Weighted average diluted post-split shares outstanding	7,977,176	5,807,930

3

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NEAH POWER SYSTEMS, INC.

STATEMENTS OF SHAREHOLDERS' EQUITY

For the Years Ended December 31, 2005 and 2004
(Shares restated to reflect reverse stock split)

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Common Stock		Additional Paid-In	Retained
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balances, January 1, 2004	575,473	$1,189,105	2,178,934	$5,973,312	888,432	$298,169	$1,939,905	($11,256,148)	($1,855,657)
Issuance of Series B Convertible preferred
stock for cash at $0.278 per pre-split
share in April and August 2004, net of
issuance costs of $266,546	-	-	2,820,144	7,573,453	-	-	-	-	7,573,453
In connection with convertible promissory
notes payable; granted warrants to
purchase shares of Series B Convertible
preferred stock at $0.278 per pre-split
share and beneficial conversion feature	-	-	-	-	-	-	958,160	-	958,160
Issuance of Series B Convertible preferred
stock, upon conversion of notes
payable and accrued interest at $0.278
per pre-split share	-	-	1,510,008	4,197,823	-	-	-	-	4,197,823
Exercise of stock options and warrants	-	-	-	-	30	333	-	-	333
Stock options issued to consultant for
services in April 2004	-	-	-	-	-	-	45	-	45
Stock warrants issued to non-employee
for development services	-	-	-	-	-	-	7,000	-	7,000
Net loss for the year ended
December 31, 2004	-	-	-	-	-	-	-	(6,353,924)	(6,353,924)

Balances at December 31, 2004	575,473	1,189,105	6,509,086	17,744,588	888,462	298,502	2,905,110	(17,610,072)	4,527,233

Exercise of stock options and warrants	7,976	19,176	-	-	333	400	-	-	19,576
Net loss for the year ended
December 31,2005	-	-	-	-	-	-	-	(3,944,184)	(3,944,184)
	583,448	$1,208,281	6,509,086	$17,744,588	888,795	$298,902	$2,905,110	$(21,554,256)	$602,625

4

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NEAH POWER SYSTEMS, INC.

STATEMENT OF CASH FLOWS

For the Years Ended December 31, 2005 and 2004

	2005	2004
Cash Flows from Operating Activities
Net loss	$(3,944,184)	$(6,353,924)
Adjustments to reconcile net loss to
net cash flows from operating activities
Non-cash interest expense	-	1,669,711
Depreciation and amortization	382,151	397,694
Warrants and options issued in exchange for services		7,045
Changes in operating assets and liabilities
Prepaid expenses and deposits	13,393	(2,387)
Accounts payable	(26,307)	(57,434)
Accrued expenses	(39,443)	(37,346)
Deferred revenue	-	36,500
Net cash flows from operating activities	(3,614,390)	(4,265,449)
Cash Flows from Investing Activities
Purchases of short-term investments	(103,200)	(3,687,840)
Sales of short term investments	1,711,775	1,976,065
Purchase of property and equipment	(80,424)	(57,987)
Deposits	13,566	26,680
Net cash flows from investing activities	1,541,717	(1,743,082)
Cash Flows from Financing Activities
Proceeds from exercise of stock options and warrants	19,576	333
Proceeds from issuance of convertible debt	-	1,000,000
Payments on equipment loan	(116,191)	(349,541)
Proceeds from issuance of Series B Convertible Preferred stock, net	-	7,632,307
Net cash flows from financing activities	(96,615)	8,283,099
Net change in cash and cash equivalents	(2,169,288)	2,274,568
Cash and cash equivalent, beginning of period	2,481,103	206,535
Cash and cash equivalent, end of period	$311,815	$2,481,103
Non-cash investing and financing activities
Warrants issued in conjunction with convertible debt	$-	$958,160
Conversion of promissory notes and accrued interest to
preferred stock	$-	$4,197,823

5

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NOTES TO FINANCIAL STATEMENTS

Note 1.  The Company and Summary of Accounting Policies

Neah Power Systems, Inc. ("the Company") was incorporated in the State of Washington on June 6, 1999.  The Company is in the business of developing miniature fuel cells to be used as power sources in laptop computers, cell phones, personal digital assistants and other portable electronic devices.  If development efforts are successful, management believes that these fuel cells will enable mobile devices and applications that are infeasible today and will provide increased power and allow users to extend the useful operating time of their portable devices.  The Company has devoted significant time to raising capital and production development and testing.

The Company is also in the business of performing research (under grant and contract programs) related to its business development activities discussed in the preceding paragraph.

As described in Note 14, Subsequent Events, in February 2006, the Company converted all of its shares of Series A and Series B Preferred Stock to Common Stock and the Company's Articles of Incorporation were amended to eliminate such classes of Preferred Shares.  New Common shares were then issued for the old Common shares in the ratio of one (1) new share for ten (10) old shares.  Net loss per common share and shares outstanding in the Statements of Operation, the number of shares in the Statements of Shareholders' Equity and, where applicable within the context of these Notes to the Financial Statements, all share, per share, warrant, and option amounts in these Notes have been restated to reflect this reverse stock split.  As further described in Note 14, in March 2006 the Company merged with another company.

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Cash and Cash Equivalents

Cash and cash equivalents are defined as liquid investments with a maturity of 90 days or less when purchased and consist of cash and money market funds.  The Company maintains cash and cash equivalent balances with financial institutions that exceed the federally insured limits.

Short-Term Investments

Short-term investments are comprised of debt securities, all classified as available for sale, which are carried at their fair value based upon quoted market prices with unrealized gains or losses recorded in accumulated comprehensive income and classified as equity.  There were no significant realized or unrealized gains or losses relating to these debt securities.

6

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Revenue Recognition

Revenues consist of grant and contract revenues.  Grant revenues in 2005 and 2004 consist of amounts earned under a research grant awarded by the National Institute of Standards and Technology.  Grant revenues are recognized as the related research is conducted.  Contract revenues consist of amounts recorded from services provided to a single customer.  Revenues earned under such arrangements are recorded as earned either as milestones are achieved or as the services are provided.  Up-front payments received under contractual arrangements are recognized as revenue over the service period.

Research and Development

Research and development costs are expensed as incurred.

Financial Instruments

The Company's financial instruments consist of cash, short-term investments, accounts payable and equipment loans.  The fair value of all financial instruments approximates the recorded value based on the short term nature of these financial instruments or the current rate offered to the Company for similar instruments.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization.  Depreciation expense is charged to operations over the estimated useful service period of assets using the straight-line method.  The estimated useful lives of property and equipment range from three to five years.  Leasehold improvements are amortized over shorter of their useful lives or term of the lease.

In accordance with Statement of Financial Accounting Standards (SFAS) No. 144,  Accounting for the Impairment or Disposal of Long-Lives Assets, the Company reviews long-lived for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used in measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.  Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.  The Company's management does not believe that any of the Company's assets were impaired as of December 31, 2005.

Income Taxes

The Company follows the liability method of accounting for income taxes.  Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and on the expected future tax benefits to be derived from net operating loss carryforwards measured using current tax rates.  A valuation allowance is established if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

7

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Stock-based Employee Compensation

As more fully described in Note 8, Stock Option Plan, the Company had a stock option plan under which it could issue qualified stock options to employees and nonqualified stock options to anyone.  As described in Note 14, Subsequent Events, in March 2006, the Company merged with another company and the stock option plan and all outstanding options were cancelled.

For qualified stock options, the Company applied the intrinsic value method prescribed in APB Opinion 25 (APB 25), Accounting for Stock Issued to Employees, and related interpretations.  Generally, under APB 25, stock compensation expense for employees is measured as the excess, if any, of the fair value of the common stock at the date of grant over the stock option exercise price.  The Company recognized no employee stock compensation expense in 2005 and 2004 since all employee options issued in those periods had exercise prices equal to or in excess of the fair value of the underlying common stock.

To estimate compensation expense that would have been recognized under Financial Accounting Standards Board (FASB) Statement No. 123, Accounting for Stock-Based Compensation, the Company used the Black-Scholes minimum fair value option-pricing model with the following weighted average assumptions for options granted during the years ended December 31:

	2005	2004
Risk-free interest rate	4.3%	3.9% to 6.2%
Expected dividend yield	0.0%	0.0%
Volatility	0%	0%
Expected life, years	10	10
Weighted average Black-Scholes value of post-split options granted	$0.41	$0.40

The following table illustrates the effect on net loss if the Company had applied the fair value recognition provisions of Statement No. 123:

	Years Ended December 31,
	2005	2004
Net loss, as reported	$ (3,944,184)	$ (6,353,924)
Add: Total stock-based employee compensation expense determined under fair value based method for awards granted	(42,180)	(49,128)
Proforma net loss	$3,986,364	$ (6,403,052)

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Stock compensation expense for nonqualified options of $8,100 and $2,200 for 2005 and 2004, respectively, has been determined in accordance with Statement No. 123 and the FASB's Emerging Issues Task Force (EITF), consensus in Issue No. 96-18, Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured.  The fair values of options granted to non-employees were periodically remeasured as the underlying options vested and were based on the Black-Scholes option pricing model with the following assumption for options granted during the years ended December 31:

	2005	2004
Risk-free interest rate	4.3%	4.0%
Expected dividend yield	0.0%	0.0%
Volatility	0.0%	64.2%
Expected life, years	10	10

Use of Estimates

In preparing financial statements in conforming with accounting principles generally accepted in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reported period.  Actual results could differ from those estimates.

Note 2.  Going Concern

The Company's financial statements are prepared consistent with accounting principles generally accepted in the United States applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.  However, as shown in the accompanying financial statements, the Company has sustained substantial losses and relies primarily on sales of stock and proceeds from borrowings for operating capital.  There is no assurance that the Company will be able to continue raising capital in this manner.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

Note 3.  Property and Equipment

Property and equipment consists of the following at December 31:

	2005	2004
Lab equipment	$ 1,279,666	$ 1,239,070
Leasehold improvements	579,641	579,640
Computer equipment and software	169,230	132,436
Office furniture and equipment	56,000	56,000
	2,084,537	2,007,146
Less accumulated depreciation and amortization	1,253,456	874,338
	$ 831,081	$ 1,132,808

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Note 4.  Accrued Expenses

Accrued expenses consist of the following at December 31:

	2005	2004
Vacation	$ 48,657	$ 62,102
Payroll and payroll taxes	53,900	67,898
Other	-	12,000
	$ 102,557	$ 142,000

Note 5.  Convertible Debt

In a series of transactions during 2004 and 2003, the Company issued convertible debt totaling $3,999,999 that was convertible into the shares issued in the Company's next round of preferred stock financing.  The notes accrued interest at a rate of 8% per annum.  In April 2004, these notes and accrued interest were converted into Series B Convertible Preferred Stock.

In connection with the convertible debt, the Company was obligated to issue a variable number of warrants to purchase shares of the next round of preferred stock.  The number of warrants to be issued was dependent upon the timing of the closing of next round of financing in relation to issuance of the convertible debt.  Upon the April 2004 closing of the Series B Convertible Preferred Stock financing, the Company issued 8,496,692 pre-split warrants to purchase Series B Convertible Preferred Stock.  The warrants were to expire June 2008 through January 2009, but, as described in Note 14, Subsequent Events, were cancelled and terminated in March 2006.  The Company allocated $2,036,722 of the proceeds received from the convertible debt to the detachable warrants, and the convertible debt's beneficial conversion feature, based on their fair value at the date the Company was obligated to issue the respective warrants.  The fair value was determined using the Black-Scholes option pricing model using the following assumptions:  volatility rate of 64.2%; an expected life of five years; no dividend yield; and risk-free interest rate of 3.63%.  The discount related to the detachable warrants and the beneficial conversion feature was amortized using the effective interest method over the term of the convertible debt.  During 2004, the Company recorded $1,550,818 of interest expense related to the amortization of the discounts and related to the beneficial conversion feature.

In connection with convertible debt issued in 2001 that was converted to Series B Preferred Stock in 2002, the Company issued warrants to purchase 643,966 pre-split shares of Series B Convertible Preferred Stock.  These warrants were to expire October 2006 through December 2006, but, as described in Note 14, Subsequent Events, were cancelled and terminated in March 2006.

Note 6.  Equipment Loan Payable

During 2002, the Company entered into an equipment loan and security agreement with a lending institution and a bank.  Total proceeds received for financing equipment was $1,103,486.  The equipment loan requires 33 monthly principal and interest payments of $33,681 plus a final payment equal to $66,209 and is collateralized by the financed equipment.  Loan advances bear interest at a stated rate of 6.99% per annum, and 10.44% per annum after amortization of debt-issuance costs using the effective interest method.  The loan was scheduled to mature October 31, 2005, but, prior to maturity, the term was extended to April 2007.

In connection with equipment loan, the Company issued warrants to purchase 224,820 pre-split shares of Series B Convertible Preferred Stock.  The warrants were to expire in 2012, but, as described in Note 14, Subsequent Events, they were cancelled and terminated in March 2006.  The Company allocated $56,667 of the proceeds received from the equipment loan to the detachable warrants based on their fair value at

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the date of the issuance.  The fair value was determined using the Black-Scholes option pricing model using the following assumptions:  volatility rate of 100%; an expected life of ten years; no dividend yield; and risk-free interest rate of 3.91%.  The discount related to the detachable warrants is being amortized using the straight-line method over the term of the equipment loan payable.  The Company recorded interest expense of $15,741 and $18,889 in 2005 and 2004, respectively, on amortization of this discount.

The equipment loan payable is summarized as follows:

	2005	2004
Loan principal outstanding	$ 216,686	$ 348,618
Unamortized discount	-	(15,741)
	216,686	332,877
Less current maturities	186,846	332,877
	$ 29,840	$ -

Note 7.  Stockholders' Equity

As described in Note 14, Subsequent Events, in February 2006, all shares of the Company's Preferred Stock were converted into common stock, after which one (1) new share of common stock was issued for each ten (10) old shares of common stock in a reverse stock split.  As further described in Note 14, in March 2006, the Company merged with another company and all outstanding warrants of the Company were cancelled and terminated.

Prior to the stock split and merger, the Company's authorized and issued capital stock was as follows:

•

Preferred – authorized 87,953,843 shares, with 7,997,508 shares designated as Series A Convertible and 79,956,335 shares designated as Series B Convertible.  Of the Series B shares, 4,500,000 shares were further designated as non-voting, of which 2,206,233 had been issued.

•

Common – authorized 123,000,000 shares, of which 4,500,000 shares designated as non-voting, with none issued.

The convertible Preferred stock had the following pre-split and pre-merger terms at December 31, 2005:

Conversion – Each share of Series A and Series B preferred stock is convertible at the option of the holder into one share of common stock.  The conversion price is the original purchase price of each respective series of preferred shares purchased by the holder, subject to certain adjustments.  Each share of convertible preferred stock is convertible into one share of common stock.

Each share of preferred stock will automatically be converted into shares of common stock upon the earlier of (i) the closing of a firm commitment underwritten public offering for common stock with an offering price of which is not less than $1.40 per pre-split share and an aggregate offering price to the public of not less than $25,000,000, or (ii) the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of preferred stock voting together as a single class.

Liquidation – In the event of liquidation, the holders of preferred stock will be entitled to receive an amount equal to $0.237 and $0.278 per pre-split share of Series A and Series B preferred stock held, plus declared but unpaid dividends.  These distributions will be made prior to any distributions to holders of the Company's common stock.  If, upon the occurrence of such event, the assets and funds thus distributed among the holders of preferred stock are insufficient to permit the payment of the total preferential amounts, the entire assets and funds of the Company legally available for distribution will be shared ratably among the preferred stock holders.  Upon the completion of the preferential distributions,

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the remaining assets of the Company shall be distributed among the holders of preferred and common stock on an as-converted to common stock basis.

Dividend Provisions – The holders of preferred stock are entitled to receive dividends, when and as declared by the Board of Directors, prior and in preference to any declaration or payment of any dividend on common stock, at the rate of $0.01896 and $0.0224 per annum per pre-split share on each outstanding share of Series A and Series B preferred stock, respectively.  Dividends are not cumulative and do not accrue to the preferred stock holders unless declared by the Board of Directors.  The Company has not declared or paid any dividends.

Voting Rights – Each holder of Series A and B voting preferred stock shall have right to one vote for each pre-split share of common stock into which such preferred stock is convertible.  Non-voting shares have no right to vote on any matters, including the election of members of the Board of Directors.

Redemption – Preferred stock is not redeemable.

Common Stock and Shares Reserved – Common stock was reserved for the following purposes at December 31, 2005:

	Pre-split	Post-split
Conversion of preferred stock, Series A, including exercise and conversion of outstanding Series A warrants	7,997,508	799,750
Conversion of preferred stock, Series B, including exercise and conversion of outstanding Series B warrants	79,956,335	7,995,634
Exercise of outstanding stock options	6,209,943	620,994
Exercise of options authorized but not yet granted	1,909,459	190,946
Exercise of outstanding common stock warrants	1,818,776	181,878
	97,892,021	9,789,202

Note 8.  Stock Option Plan

The Company adopted its 2000 stock plan ("the Plan") in September 2000.  As described in Note 14, Subsequent Events, in March 2006, the Company merged with another company and the Plan and all outstanding options were cancelled.

The Plan allowed the Company to grant options to officers, employees, members of the Company's Board of Directors, consultants, and advisors for up to 825,000 post-split shares of common stock.  The Board of Directors ("the Board") administered the Plan.  Options granted generally vested and became exercisable ratably over two to five years of continued employment or service as defined in the Plan and expire ten years after the grant date.  Options granted under this Plan could be designated as qualified or nonqualified at the discretion of the Board.  Qualified options, also called incentive stock options (ISOs), could be issued only to employees.  Nonqualified options could be issued to anyone.

Stock option plans such as the Company's are subject to various income tax laws and regulations of the United States.  The specific terms and conditions of the Company's qualified options were set forth in the Plan.  The specific terms and conditions of the Company's nonqualified options were set by the Board at the time of grant.

Included in options granted in 2005 and 2004 were 14,800 and 205 , respectively, post-split non-qualified options to consultants and advisory board members for services.  The estimated fair values of these options totaling $8,100 and $2,231 in 2005 and 2004, respectively, were charged to expense.  See Note 1 for the assumptions used to calculate this expense.

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The following table summarizes stock option activity, restated to reflect the February 2006 reverse stock split, during the years ended December 31, 2005 and 2004:

	Options Outstanding	Weighted Average Exercise Price
Outstanding at January 1, 2004 (exercisable 377,794)	685,231	$ 1.20
Granted	6,200	$ 1.20
Forfeiture	(2,886)	$ 1.20
Exercised	(30)	$ 1.20
Outstanding at December 31, 2004 (exercisable 486,534)	686,515	$ 1.20
Granted	29,880	$ 1.20
Forfeiture	(70,650)	$ 1.20
Exercised	(363)	$ 1.20
Outstanding at December 31, 2005 (exercisable 485,998)	645,382	$ 1.20

The weighted average post-split fair values of the options granted during 2005 and 2004 were $0.41 and $0.40 per post-split share, respectively.  At December 31, 2005 and 2004, the weighted average remaining contractual lives of outstanding options were 6.17 and 7.04 years, respectively.

Note 9.  Warrants

In connection with convertible promissory notes payable, in 2000 the Company granted warrants to purchase 1,328,572 pre-split shares of Series A Convertible Preferred Stock at $0.237 per share.  These warrants expired in 2005.

In December 2001, the Company issued 914,205 pre-split warrants to purchase the Company's Series A Convertible Preferred stock for consulting services.  The warrants had an exercise price of $0.237 per share and were to expire in 2010 but, as described in Note 14, Subsequent Events, were cancelled in March 2006.

As more fully described in Note 11, Significant Agreements, in December 2003, the Company entered into a development agreement to develop fuel cells for use with certain portable devices of a customer.  In connection with this agreement the Company issued to the customer warrants to purchase 250,000 pre-split shares of the Company's Common stock at an exercise price of $0.12 per pre-split share.  The warrants are exercisable only upon the attainment of specific performance milestones relating to the Company's technology and products.  These milestones were not met by December 31, 2005, and, therefore, no accounting entry has been recorded relating to these warrants in these financial statements.

Note 10.  Income Taxes

The Company accounts for income taxes on the liability method as provided by Statement of Financial Accounting Standards 109, Accounting for Income Taxes.  Significant components of the Company's deferred tax assets and liabilities are approximately as follows as of December 31:

	2005	2004
Deferred tax asset (liability):

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Net operating loss carryforward	$ 6,850,000	$ 5,500,000
Stock and warrant compensation	93,000	93,000
Research and development credit	690,800	532,000
Accrued vacation	16,500	21,000
Tax depreciation over book	(22,000)	(22,000)
	7,628,300	6,124,000
Valuation allowance	(7,628,300)	(6,124,000)
	$ -	$ -

The Company has established a valuation allowance of $7,628,300 and $6,124,000 as of December 31, 2005 and 2004, respectively, due to the uncertainty of future realization of the net deferred tax assets.  During 2005 and 2004, the valuation allowance increased approximately $1,504,300 and $2,195,000, respectively.  At December 31, 2005 and 2004, the Company had a net operating loss carryforward for federal income tax purposes of approximately $20,134,500 and $16,177,000 respectively and research and development credit carryforward of approximately $690,800 and $532,000, respectively, available to offset future income, which expires between 2019 and 2024.  Utilization of the carryforwards are dependent on future taxable income and could further be limited due to a change in control in the Company's ownership as defined by the Internal Revenue Code 382.

Note 11.  Significant Agreements

Grant Award

In 2003, the Company received approval for funding under an NIST cooperative agreement.  The cooperative agreement or award covers a two year period for a total amount of $2,000,000 in federal funds, of which $1,000,000 was available through September 30, 2004, and the remainder was available through September 30, 2005.  The Company received reimbursement by the NIST for 40.64% and 39.19% of direct program expenditures in 2005 and 2004, respectively.  At December 31, 2005 and 2004, the Company had received reimbursements totaling $780,000 and $1,055,887, respectively.

Development Agreement

In December 2003, the Company entered into a development agreement with a customer to develop proof-of-concept fuel cell power source prototypes (phase I) and if successful and elected by the buyer, the development of fuel cell power sources (phase II).  Under the terms of the agreement, the Company is to receive $344,000 and up $1,402,000 for the services in phase I and II, respectively.  The Company recognized $154,500 for the completion of phase I in 2004.  In addition, at December 31, 2005 and 2004 the company deferred $189,500 for phase I services until the related services are rendered.

Note 12.  Commitments

The Company leases its corporate headquarters and laboratory facilities under a non-cancelable operating lease which expires in August 2006.  The Company also leases laboratory facilities on a month-to-month basis.  Rent expense is recognized on a straight-line basis over the periods in which benefit from the property is derived.

As of December 31, 2005, future minimum rental payments required under operating leases are approximately $103,500.

Rental expense was $233,000 and $290,000 in 2005 and 2004, respectively.

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Note 13.  Related Party Transactions

In April 2004, the Company entered into a collaboration agreement under which a shareholder, Novellus System, Inc. ("Novellus"), agreed to provide services to the Company relating to the Company's efforts to develop fuel cell electrodes.  In connection with this agreement, the Company issued warrants to Novellus to purchase one million pre-split shares of the Company's common stock at an exercise price of $0.25 per pre-split share and for a term of five years.  The warrants vest upon the attainment of specified performance milestones.  Stock compensation expense is recognized over the service period based on the number of warrants expected to vest and the fair value of the warrants, which is periodically remeasured until vesting occurs.  Stock compensation expense of $7,000 was recorded for these warrants in 2004.  Also, in connection with this collaboration agreement, in 2004 the Company paid $297,000 to Novellus for development services.

As described in Note 14, Subsequent Events, in connection with the March 2006 merger described in that Note, these warrants were cancelled and the Company agreed to pay Novellus an additional amount for certain services.  The Company and Novellus are negotiating a revised collaboration agreement.

Note 14.  Subsequent Events

In January and February 2006, certain of the stockholders of the Company made unsecured 8% demand loans to the Company aggregating $142,400.

In February 2006, the Company converted all of its shares of Series A and Series B Preferred Stock to Common Stock and amended its Articles of Incorporation to eliminate such classes of Preferred Stock and to create a new series of preferred stock known as Series A-1 Preferred Stock with 11,000,000 shares authorized.  New Common shares were then issued for the old Common shares in the ratio of one (1) new share for ten (10) old shares.  Upon completion of this reverse stock split, 7,990,457 shares of the Company' s Common Stock were issued and outstanding.  No Preferred shares have been issued.

On March 9, 2006, the Company entered into an Agreement and Plan of Merger ("the Plan") with Growth Mergers, Inc. ("GMI"), a Nevada shell corporation, Growth Acquisition Corp. ("GAC"), a Washington corporation, Summit Trading Limited ("STL"), a British Virgin Islands corporation, and Special Investments Acquisition Associates LLC ("SIAA"), a Delaware corporation.  The Plan was further amended on April 12, 2006.  By virtue of this merger, GMI became the parent corporation of the Company and owns 100% of its capital stock.  Following the merger, GMI changed its corporate name to Neah Power Systems, Inc. ("NPS").

Prior to the merger, GMI was an inactive shell corporation and had engaged in no substantive business operations since 2003.  Prior to consummation of its acquisition of the Company, a total of 10,481,543 shares of common stock of GMI were issued and outstanding.

Under the terms of the merger the 7,990,457 outstanding Common shares of the Company were converted into 26,203,858 shares of common stock of NPS and all outstanding Company stock options and warrants were cancelled.  In addition, NPS contributed $500,000 to the working capital of the Company.

In March 2006 certain security holders of the Company provided for additional loans totaling $358,000.  In connection with the merger, such loans, together with the $142,400 of other stockholders loans referred to above, were exchanged for a total of $500,400 of 8% convertible notes of NPS that are convertible into common stock of NPS at $0.20 per share, and automatically converted into 2,502,000 shares of common stock at such time as additional financing of not less than $1,500,000 is provided to the Company.  In addition, holders of the notes received five-year warrants to purchase an aggregate of 3,753,000 shares of common stock of NPS, at an exercise price of $0.20 per share.

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Immediately prior to the merger, GMI sold to two entities, for $6,500, shares of GMI Series A Preferred Stock that are convertible into approximately 58,875,000 shares of NPS common stock (exclusive of an additional 3,753,000 shares to be held in escrow and reserved for delivery upon exercise of the warrants described above), and automatically convert into such common stock if NPS or the Company completes an equity or equity type financing for an additional $1,500,000.  The President and Chief Executive Officer of the Company and NPS and members of his family have a beneficial interest in approximately 50% of these shares.  In addition, this person was a former stockholder of the Company and received an additional 93,927 shares of NPS common stock in the merger.

In connection with the merger, a shareholder of the Company, Novellus Systems, Inc. ("Novellus"), agreed to cancel warrants of the Company it held and the Company agreed to pay by September 30, 2006, approximately $150,000 owed to Novellus for services.  In addition, the Company and Novellus are negotiating the final terms of a collaboration agreement.

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PART III

ITEM 1. INDEX TO EXHIBITS.

Exhibit
Number	Description

3.1	Certificate of Incorporation, as amended
3.2	Amended and Restated By-laws
3.3	Certificate of Designation of Series A Preferred Stock
3.4	Certificate of Merger
4.1	Form of Stock Certificate for Common Stock
4.2	Form of Stock Certificate for Preferred Stock
10.1	Engagement Letter, dated as of March 20, 2006 by and between Neah and BMA Securities, Inc.
10.2	Agreement and Plan of Merger among Neah Power Systems, Inc., Growth Mergers, Inc. and Growth Acquisitions Inc.
10.3	Form of Subscription Agreement
10.4	Registration Rights Agreement
10.5	Form of 8% $500,400 Convertible Notes due June 30, 2007
10.6	Form of warrant to purchase 3,753,000 shares of common stock
10.7	Collaboration and technology development agreement between Novellus Systems, Inc. and Neah Power Washington
10.8	Draft of letter agreement, dated April __, 2006 among Novellus Systems, Inc. , Neah Power Washington and Neah Power Systems, Inc.

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SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

NEAH POWER SYSTEMS, INC.

By: /s/ Paul Abramowitz

Paul Abramowitz, President and CEO

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